FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of February, 2025 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - December 2024 Earnings presentation (Supplementary information)

5 February 2025 Supplementary information 2024

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre- resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q4 2024 Financial Report, published on 5 February 2025 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

3 Important information While these forward-looking statements represent our judgement and future expectations concerning our business developments, results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Supplementary information Balance sheet and capital management NIM, Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*


Dec-24
13.92%
17.39%
+347bps
+296bps
+312bps
T2
2.44%
AT1
1.83%
G-SIB buffer2
1.25%
CCoB
2.50%
Pillar 2 R
0.98%
Pillar 1
4.50%
CCyB; 1
0.40%
SyRB; 2
0.03%
2.95%
T2
1.66%
AT1
12.78%
CET1
Regulatory Requirement 2024
Group ratios Dec-24

- The minimum CET1 to be maintained by the Group is 9.66%
- As of Dec-24, the distance to the MDA is 296bps[3] and the CET1 management buffer is 312bps

Assumed capital requirements (fully-loaded)**


Dec-24
13.92%
17.15%
>15%
+323bps
+294bps
+311bps
T2
2.44%
AT1
1.83%
G-SIB buffer
1.25%
CCoB
2.50%
Pillar 2 R
0.98%
Pillar 1
4.50%
CCyB, 1
0.40%
SyRB, 2
0.03%
2.73%
1.66%
12.76%
2.40%
T2
1.50%
AT1
>12%
CET1
Assumed regulatory requirement 2024
Group ratios Dec-24
2024 target ratios

- AT1 and T2 ratios are planned to be close to 1.5% and 2.4% of RWAs respectively

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR.

** Fully-loaded CRR and fully-loaded IFRS 9.

(1) Estimated countercyclical buffer as of Dec-24.

(2) Estimated systemic risk buffer as of Dec-24.

(3) MDA trigger = 3.12% - 0.17% = 2.96% (17bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €70.4bn in Available Distributable Items, 108 times the full Parent AT1 budgeted for 2024.

Santander 5

6 Bond portfolio Diversified bond portfolio represents just 8% of total assets %, Dec-24 Spain 29% Poland 12% UK 7% Portugal 6% SCF 4% Mexico 12% US 11% Brazil 10% Chile 5% Other South America 3% €144bn o/w HTC €92bn (64%) • Bond portfolio represents 8% of total assets • HTC&S duration: 2.0 years • Mark to market impact of the HTC portfolio equivalent to just 1% of total FL CET1 (€79.7bn) ALCO IRRBB €112bn Liquidity portfolio €32bn €144bn

7 Conservative and decentralized liquidity and funding model Very manageable maturity profile€51.3bn1 issued in public markets in 2024 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes €10.8bn of Banco Santander, S.A., €2.9bn of Santander International Products PLC, €0.2bn of Santander Global Issuances B.V. and €0.2bn of Moon GC&P Investments, S.L. (3) Includes €0.188bn (net between €1.500bn issuance and €1.312bn repurchased following the tender offer exercise on XS1793250041, both executed in May-24). (4) Includes AT1 / Preferred shares and Tier 2 / Subordinated. € bn, Dec-24 0.5 14.0 9.1 1.6 6.9 0.4 0.9 3.0 0.5 3.0 1.2 1.0 4.3 0.9 1.3 8.4 23.4 13.8 2.9 2.8 Covered bonds Senior Senior non- preferred AT1 Tier 2 € bn, Dec-24 Covered Bonds Senior Non- Preferred Senior Other 2025 2026 2027 2028 >2029 4.4 11.4 12.1 4.7 5.7 11.9 6.5 8.3 15.5 8.8 9.9 14.9 14.8 12.1 8.0 12.6 5.3 20.9 3.4 2.6 1.2 1.9 0.3 25.4 2029• Other includes issuances in Brazil, Portugal, Poland and Mexico Spain UK SCF Chile US Other 4 2 3

2024 issuances against funding plan

Execution of 2024 funding plan

€ bn, Dec-24

	AT1 + Tier 2		SNP + Senior		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Banco Santander, S.A.	4 - 5	6.9[1]	16 - 18	25.8[2]	0 - 1	0.5	**20 - 24**	**33.2**[1-2]
UK	-	-	1 - 2	1.3	5 - 6	6.9[3]	**6 - 8**	**8.2**[3]
SCF	-	-	3 - 5	3.0	-	-	**3 - 5**	**3.0**
SHUSA	-	-	2 - 3	3.5	-	-	**2 - 3**	**3.5**
TOTAL	**4 - 5**	**6.9**	**22 - 28**	**33.6**	**5 - 7**	**7.4**	**31 - 40**	**47.8**

Banco Santander, S.A.'s 2024 funding plan contemplated the following:

- Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers
- Frontloading of issuances in the first half of the year, particularly focused on regulatory issuances

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.

(1) Includes €2.56bn in Tier 2 debt issued in 2023 as pre-funding for the 2024 funding plan.
(2) Includes €3.25bn Senior Non-Preferred and €3.4bn Senior Preferred issued in 2023, as pre-funding for the 2024 funding plan. Also includes €5.3bn Senior Non-Preferred and €2.5bn Senior Preferred issued in 2024, as pre-funding for the 2025 funding plan.
(3) Includes €1bn Covered Bond issued in 2024, as pre-funding for the 2025 funding plan.

Santander

8

9 Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A. 0 - 0.5 - 20 - 21 10.9 0.5 - 2 - 20.5 - 23.5 10.9 UK - - 7 - 8 1.2 4 - 5 3.0 11 - 13 4.2 SHUSA - - 3 - 4 - - - 3 - 4 - TOTAL 0 - 0.5 - 30 - 33 12.1 4.5 - 7 3.0 34.5 - 40.5 15.1 Hybrids SNP + Senior Covered Bonds TOTAL 2025 funding plan and issuances YtD Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements 2025 funding plan  Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth  MREL & TLAC ratios above regulatory requirements  Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers Banco Santander, S.A.’s 2025 funding plan contemplates the following: Note: Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes €5.3bn Senior Non-Preferred and €2.5bn Senior Preferred issued in 2024, as pre-funding for the 2025 funding plan. (2) Includes €1bn Covered Bond issued in 2024, as pre-funding for the 2025 funding plan. 2 1 € bn, Jan-25

10 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. 29.7% 11.5% 4.2% 8.3% 4.9% 42.1% 16.4% % RWAs % LE 18.0% 6.8% 4.2% 8.8% 3.0% 31.0% 9.7% % RWAs % LE MREL Dec-24(e)TLAC Dec-24(e) % and € bn Req. 33.9% Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt % Req. 22.2% Distance to M-MDA €27.3bn 882bps €29.3bn 297bps €33.7bn 826bps €51.5bn 493bps 82.5 10.0 13.6 2.7 34.7 28.3 171.8 MREL instruments 1 1 1 1 2 Requirement CBR Buffer Note: Figures applying the IFRS 9 transitional arrangements. Provisional data. (1) TLAC RWAs are €310bn and leverage exposure (LE) is €986bn. MREL RWAs are €408bn and leverage exposure is €1,045bn. (2) MREL Requirement based on RWAs from Jun-24: 29.69% + Combined Buffer Requirement (CBR).

Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios

Liquidity Balance Sheet


€ bn, Dec-24
1,547
1,547
Loans and advances to customers
1,054
1,056
Customer deposits
Fixed assets & other
90
67
Securitizations and others
223
M/LT debt issuances
Financial assets
402
163
Equity and other liabilities
38
ST Funding
Assets
Liabilities

HQLAs[1]
€351bn
o/w cash €189bn

HQLA Level 1	**339.3**
HQLA Level 2	**11.7**
o/w Level 2A	*4.7*
o/w Level 2B	*7.0*

	Liquidity Coverage Ratio (LCR)		Net Stable Funding Ratio (NSFR)
	Dec-24[1]	Sep-24	Sep-24
Spain[2]	162%	154%	117%
UK[2]	154%	155%	135%
Portugal	142%	146%	120%
Poland	220%	211%	153%
US	179%	165%	117%
Mexico	212%	172%	129%
Brazil	168%	166%	116%
Chile	181%	168%	111%
Argentina	226%	279%	183%
SCF	263%	339%	115%
Group[3]	**168%**	**161%**	**123%**

Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances).
(1) Provisional data.
(2) UK: Ring-fenced bank; Spain: Banco Santander, S.A. standalone.
(3) Group Internal LCR ratio including liquidity transfer restrictions. Using ECB consolidation criteria, which in addition to including liquidity transfer restrictions, also excludes any liquidity surplus exceeding 100% LCR in third countries, even if such liquidity could be used to cover stress outflows within the country, it would be 152% in Dec-24 and 151% in Sep-24.

Santander
11

12 Supplementary information Balance sheet and capital management NIM, Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

13 NIM (%) NII / Average earning assets Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Retail & Commercial Banking 2.52 2.74 2.85 2.71 3.12 3.12 3.08 3.17 Spain 1.68 2.10 2.22 2.22 2.58 2.78 2.68 2.49 United Kingdom 1.52 1.54 1.61 1.48 1.41 1.46 1.53 1.58 Mexico 5.53 5.96 6.07 5.67 5.74 5.76 5.93 6.21 Brazil 6.10 6.00 6.06 5.72 7.44 7.55 7.83 7.59 Digital Consumer Bank 4.69 4.56 4.57 4.57 4.69 4.55 4.48 4.75 DCB Europe 2.81 2.76 2.75 2.79 2.74 2.72 2.64 2.71 US 8.27 8.18 8.10 8.14 8.40 8.53 8.43 8.88 Corporate & Investment Banking 1.12 1.05 1.10 1.29 1.20 1.06 0.94 1.11 Wealth Management & Insurance 2.79 3.20 3.32 2.97 3.20 3.04 3.01 2.89 Payments 7.40 7.42 7.71 6.56 7.86 7.86 7.41 8.03 TOTAL GROUP 2.63 2.73 2.82 2.76 2.97 2.89 2.79 2.92 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Europe 1.67 1.83 1.95 1.88 1.88 1.94 1.90 1.87 Spain 1.44 1.68 1.69 1.65 1.77 1.84 1.70 1.65 United Kingdom 1.58 1.60 1.66 1.52 1.46 1.52 1.58 1.64 Portugal 1.85 2.23 3.21 3.24 3.03 2.91 2.58 2.31 Poland 4.71 4.75 4.79 4.76 4.67 4.67 4.77 4.60 Digital Consumer Bank Europe 2.81 2.76 2.75 2.79 2.74 2.72 2.64 2.71 North America 3.71 3.69 3.89 3.94 3.85 3.84 3.74 3.65 US 3.32 3.27 3.29 3.26 3.16 3.10 3.02 3.03 Mexico 4.53 4.52 5.07 5.19 5.19 5.31 5.24 5.09 South America 4.75 4.80 4.70 4.47 5.97 5.35 5.24 6.27 Brazil 4.94 4.79 4.81 5.09 5.36 5.36 5.21 5.14 Chile 2.27 2.16 1.55 2.63 2.38 3.33 3.60 3.80 Argentina 16.02 21.17 28.82 63.10 38.69 35.65 19.30 13.52

Yield on loans (%)

	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24
Retail & Commercial Banking	**5.45**	**5.88**	**6.00**	**6.26**	**6.49**	**6.48**	**6.40**	**6.49**
Spain	2.74	3.21	3.67	3.95	4.10	4.09	4.06	3.89
United Kingdom	2.94	3.18	3.41	3.64	3.81	3.94	4.07	4.13
Mexico	13.43	13.85	13.99	14.00	13.82	13.73	13.78	13.46
Brazil	15.95	16.03	16.21	15.92	15.93	16.31	16.44	16.52
Digital Consumer Bank	**7.32**	**7.75**	**7.81**	**7.82**	**8.38**	**8.29**	**8.23**	**8.56**
DCB Europe	4.72	4.99	5.23	5.46	5.65	5.76	5.73	5.80
US	10.16	10.82	10.78	10.95	11.35	11.56	11.42	11.64
Corporate & Investment Banking	**6.48**	**6.86**	**7.02**	**6.44**	**7.36**	**6.91**	**6.86**	**6.86**
Wealth Management & Insurance	**3.84**	**4.24**	**4.48**	**4.72**	**4.87**	**4.81**	**4.74**	**4.56**
Payments	**15.43**	**15.17**	**15.27**	**13.11**	**15.67**	**14.69**	**14.30**	**15.18**

	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24
Europe	**3.46**	**3.84**	**4.19**	**4.40**	**4.56**	**4.57**	**4.61**	**4.58**
Spain	3.28	3.76	4.22	4.45	4.64	4.54	4.50	4.31
United Kingdom	2.98	3.22	3.45	3.67	3.85	3.97	4.11	4.18
Portugal	3.32	4.03	4.63	5.00	5.09	4.95	4.76	4.38
Poland	8.27	8.42	8.49	8.24	8.01	7.89	7.96	7.86
Digital Consumer Bank Europe	**4.72**	**4.99**	**5.23**	**5.46**	**5.65**	**5.76**	**5.73**	**5.80**
North America	**9.46**	**10.11**	**10.24**	**10.33**	**10.60**	**10.64**	**10.46**	**10.31**
US	7.88	8.44	8.49	8.59	8.94	9.03	8.90	8.81
Mexico	13.72	14.34	14.46	14.57	14.49	14.42	14.47	14.25
South America	**13.75**	**13.86**	**13.03**	**14.26**	**13.96**	**13.26**	**13.19**	**14.16**
Brazil	14.79	14.71	14.70	14.52	14.64	14.84	14.89	14.89
Chile	9.56	9.92	7.53	10.44	8.66	9.64	8.82	9.58
Argentina	40.29	43.03	48.60	56.01	54.84	38.07	28.35	28.33

Santander
14

Cost of deposits (%)

	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24
Retail & Commercial Banking	**1.89**	**2.15**	**2.31**	**2.00**	**2.40**	**2.19**	**2.15**	**2.13**
Spain	0.22	0.39	0.53	0.63	0.65	0.69	0.73	0.75
United Kingdom	1.08	1.38	1.67	2.08	2.22	2.15	2.07	1.99
Mexico	4.58	5.07	5.09	5.13	5.21	5.17	4.88	4.44
Brazil	8.37	8.32	8.49	7.62	7.22	7.11	7.27	7.33
Digital Consumer Bank	**0.91**	**1.23**	**1.59**	**1.90**	**2.15**	**2.25**	**2.27**	**2.23**
DCB Europe	1.05	1.38	1.71	2.02	2.25	2.32	2.34	2.28
US	0.70	0.99	1.39	1.74	2.00	2.13	2.13	2.15
Corporate & Investment Banking	**5.88**	**6.53**	**6.87**	**5.34**	**6.62**	**5.52**	**6.22**	**6.26**
Wealth Management & Insurance	**1.93**	**2.18**	**2.41**	**2.25**	**2.62**	**2.53**	**2.53**	**2.47**
Payments*	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24
Europe	**0.82**	**1.05**	**1.27**	**1.50**	**1.54**	**1.55**	**1.58**	**1.47**
Spain	0.53	0.71	0.90	0.99	1.03	1.06	1.02	1.00
United Kingdom	1.15	1.45	1.75	2.16	2.30	2.24	2.15	2.06
Portugal	0.13	0.26	0.38	0.62	0.86	0.98	1.16	0.98
Poland	1.75	1.89	1.91	1.66	1.51	1.52	1.47	1.48
Digital Consumer Bank Europe	**1.05**	**1.38**	**1.71**	**2.02**	**2.25**	**2.32**	**2.34**	**2.28**
North America	**2.99**	**3.39**	**3.70**	**3.87**	**4.01**	**4.02**	**3.84**	**3.60**
US	2.10	2.40	2.82	3.06	3.21	3.20	3.18	3.06
Mexico	5.03	5.43	5.49	5.51	5.56	5.51	5.23	4.80
South America	**9.05**	**9.14**	**9.09**	**8.33**	**8.02**	**6.08**	**6.48**	**7.03**
Brazil	8.98	8.83	9.07	8.12	7.71	7.54	7.78	7.80
Chile	4.62	4.87	4.67	4.34	3.63	3.29	2.98	2.73
Argentina	29.55	36.13	43.24	46.36	38.49	17.90	11.61	10.44

(*).- Payments's cost of deposits is not provided as we do not consider it a relevant metric for this type of business.

Santander

15

16 Supplementary information Balance sheet and capital management NIM, Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

17 Efficiency ratio (%) Q1'23 H1'23 9M'23 2023 Q1'24 H1'24 9M'24 2024 Retail & Commercial Banking 45.0 44.3 43.5 43.1 41.1 39.5 39.3 39.7 Digital Consumer Bank 43.0 43.3 42.6 42.8 41.2 40.6 40.7 40.1 Corporate & Investment Banking 37.0 38.2 40.8 45.0 42.0 43.4 44.4 45.6 Wealth Management & Insurance 38.4 36.7 36.3 37.9 34.4 34.4 34.2 35.9 Payments 44.8 46.4 45.0 44.2 48.1 46.9 46.3 45.0 PagoNxt 113.9 109.9 100.5 95.7 107.5 103.0 99.4 93.6 Cards 29.1 30.6 30.6 30.1 32.3 31.4 31.0 30.8 TOTAL GROUP 44.1 44.2 44.0 44.1 42.6 41.6 41.7 41.8 Q1'23 H1'23 9M'23 2023 Q1'24 H1'24 9M'24 2024 Europe 41.9 41.9 41.1 42.1 39.7 39.3 39.4 40.0 Spain 39.8 39.9 40.1 41.7 34.2 34.1 34.7 35.7 United Kingdom 49.3 49.4 48.2 49.7 58.4 57.7 56.0 55.9 Portugal 32.6 32.1 28.7 27.3 22.9 23.4 24.6 26.1 Poland 27.1 26.8 26.5 27.1 27.5 27.2 27.3 27.1 Digital Consumer Bank Europe 49.1 49.4 48.3 47.6 47.1 46.2 46.5 45.9 North America 47.7 47.7 48.0 49.1 47.7 47.6 47.8 48.2 US 49.9 49.6 49.9 51.0 50.3 50.5 50.4 50.5 Mexico 41.6 42.1 42.7 43.9 41.4 41.4 41.9 42.5 South America 39.1 39.1 39.1 38.5 37.4 35.4 35.1 35.1 Brazil 35.3 35.1 34.8 34.6 33.0 32.4 32.0 32.1 Chile 41.9 42.4 45.5 44.6 42.5 39.2 37.4 36.0 Argentina 49.8 50.7 49.7 50.2 51.4 40.6 42.1 41.1

18 Supplementary information Balance sheet and capital management NIM, Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

19 Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 17 bn in March 2023, EUR 18 bn in June 2023, EUR 20 bn in September 2023, EUR 19 bn in December 2023, EUR 25 bn in March 2024, EUR 26 bn in June 2024, EUR 39 bn in September 2024 and EUR 32 bn in December 2024). Exposure ¹ Coverage Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Dec-24 Stage 1 1,005 1,011 1,002 1,000 1,007 1,008 1,008 1,002 0.4% 0.4% 0.4% 0.4% 0.4% 0.4% 0.4% 0.4% Stage 2 72 75 77 80 83 94 87 88 7.4% 7.2% 7.0% 6.4% 6.3% 5.6% 5.7% 5.6% Stage 3 34 35 36 36 36 35 36 35 40.1% 41.0% 40.4% 40.6% 40.5% 41.2% 40.1% 40.6%

NPL ratio (%)

	Mar-23	Jun-23	Sep-23	Dec-23	Mar-24	Jun-24	Sep-24	Dec-24
Retail & Commercial Banking	**3.19**	**3.22**	**3.18**	**3.21**	**3.24**	**3.15**	**3.28**	**3.18**
Digital Consumer Bank	**4.04**	**4.18**	**4.65**	**4.75**	**4.86**	**4.81**	**4.87**	**5.07**
Corporate & Investment Banking	**1.42**	**1.38**	**1.37**	**1.36**	**1.14**	**1.05**	**0.88**	**0.86**
Wealth Management & Insurance	**0.83**	**0.82**	**0.82**	**1.40**	**0.64**	**0.77**	**0.69**	**0.67**
Payments	**4.98**	**5.13**	**5.06**	**5.02**	**4.85**	**5.00**	**5.52**	**5.14**
PagoNxt *	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cards	5.03	5.17	5.13	5.11	4.98	5.03	5.62	5.25
TOTAL GROUP	**3.05**	**3.07**	**3.13**	**3.14**	**3.10**	**3.02**	**3.06**	**3.05**

	Mar-23	Jun-23	Sep-23	Dec-23	Mar-24	Jun-24	Sep-24	Dec-24
Europe	**2.35**	**2.35**	**2.32**	**2.32**	**2.32**	**2.25**	**2.25**	**2.15**
Spain	3.19	3.11	3.06	3.06	3.00	2.91	2.80	2.68
United Kingdom	1.27	1.32	1.42	1.42	1.48	1.46	1.44	1.33
Portugal	3.05	3.09	2.48	2.59	2.63	2.42	2.47	2.40
Poland	3.66	3.74	3.63	3.55	3.57	3.40	3.91	3.66
Digital Consumer Bank Europe	**2.05**	**2.04**	**2.08**	**2.12**	**2.27**	**2.31**	**2.44**	**2.50**
North America	**2.95**	**3.23**	**3.83**	**4.09**	**4.07**	**3.93**	**3.98**	**4.22**
US	3.13	3.46	4.24	4.57	4.60	4.33	4.40	4.72
Mexico	2.39	2.60	2.72	2.82	2.74	2.78	2.70	2.71
South America	**5.99**	**5.88**	**5.71**	**5.72**	**5.37**	**5.30**	**5.55**	**5.42**
Brazil	7.34	7.00	6.71	6.56	6.06	5.96	6.25	6.14
Chile	4.75	4.95	4.90	5.01	4.95	5.12	5.33	5.37
Argentina	2.08	1.92	1.91	1.99	1.84	1.51	1.79	2.06

(*).- PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

Santander
20

NPL coverage ratio (%)

	Mar-23	Jun-23	Sep-23	Dec-23	Mar-24	Jun-24	Sep-24	Dec-24
Retail & Commercial Banking	**62.7**	**63.2**	**63.5**	**61.4**	**60.0**	**60.4**	**57.7**	**58.4**
Digital Consumer Bank	**91.2**	**87.9**	**79.4**	**76.5**	**76.1**	**75.9**	**74.7**	**73.6**
Corporate & Investment Banking	**35.3**	**36.8**	**35.4**	**41.2**	**46.2**	**45.0**	**36.0**	**39.3**
Wealth Management & Insurance	**62.3**	**53.2**	**54.2**	**29.3**	**61.6**	**64.6**	**73.1**	**80.3**
Payments	**143.6**	**142.1**	**143.9**	**139.8**	**144.8**	**149.5**	**133.1**	**140.1**
PagoNxt *	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cards	145.0	143.6	146.0	142.1	147.5	151.7	134.6	141.9
TOTAL GROUP	**67.9**	**68.4**	**67.5**	**65.9**	**66.1**	**66.5**	**63.6**	**64.8**

	Mar-23	Jun-23	Sep-23	Dec-23	Mar-24	Jun-24	Sep-24	Dec-24
Europe	**51.0**	**51.1**	**51.1**	**49.3**	**49.1**	**49.1**	**48.3**	**50.2**
Spain	49.9	50.7	51.2	49.1	49.8	50.1	50.0	52.6
United Kingdom	33.1	32.0	31.9	30.3	28.3	28.5	28.4	29.3
Portugal	80.3	81.8	84.6	82.7	80.9	79.9	78.1	79.4
Poland	75.2	74.0	76.5	73.3	74.9	75.1	66.3	61.9
Digital Consumer Bank Europe	**93.5**	**94.5**	**92.2**	**88.0**	**86.1**	**85.4**	**83.3**	**82.5**
North America	**94.9**	**90.0**	**78.8**	**73.8**	**74.2**	**74.3**	**71.3**	**69.7**
US	91.5	85.6	73.1	67.7	67.8	67.9	64.5	63.8
Mexico	108.5	106.3	102.7	100.0	100.7	102.5	104.0	100.4
South America	**76.3**	**77.8**	**78.0**	**78.4**	**80.4**	**81.5**	**75.5**	**76.5**
Brazil	79.5	82.7	83.0	84.7	86.8	90.4	82.1	82.7
Chile	59.2	56.2	55.6	52.7	54.2	53.1	51.8	49.9
Argentina	169.4	163.1	158.3	165.7	147.3	145.2	161.0	177.1

(*).- PagoNxt's coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Santander 21

22 Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Retail, 58.5%DCB, 31.4% CIB, 5.9% Wealth, 0.5% Payments, 3.6% Retail, 52.5% DCB, 35.5% CIB, 3.6% Wealth, 0.6% Payments, 7.8% Spain, 17.7% United Kingdom, 4.3% Portugal, 3.5% Poland, 4.5% Other Europe, 0.4% DCB Europe, 12.8% US, 19.6% Mexico, 6.0% Brazil, 23.3% Chile, 5.3% Argentina, 1.3% Other South America, 1.3% Spain, 21.9% United Kingdom, 9.4% Portugal, 2.8% Poland, 4.7% Other Europe, 0.5%DCB Europe, 10.1% US, 20.1% Mexico, 3.9% Brazil, 18.4% Chile, 6.8% Argentina, 0.5% Other South America, 0.9% Note: Percentages of total operating áreas, excluding Corporate Center.

Cost of risk (%)

	Mar-23	Jun-23	Sep-23	Dec-23	Mar-24	Jun-24	Sep-24	Dec-24
Retail & Commercial Banking	**0.92**	**0.92**	**0.95**	**1.02**	**1.03**	**1.03**	**0.98**	**0.92**
Digital Consumer Bank	**1.81**	**1.86**	**2.01**	**2.04**	**2.12**	**2.17**	**2.12**	**2.16**
Corporate & Investment Banking	**0.16**	**0.18**	**0.15**	**0.10**	**0.14**	**0.15**	**0.21**	**0.10**
Wealth Management & Insurance	**0.09**	**(0.00)**	**(0.05)**	**(0.08)**	**(0.05)**	**0.05**	**0.08**	**0.18**
Payments	**6.72**	**7.11**	**7.69**	**7.22**	**6.89**	**7.03**	**7.01**	**7.39**
PagoNxt *	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cards	6.89	7.27	7.68	7.44	7.10	7.24	7.24	7.64
TOTAL GROUP	**1.05**	**1.08**	**1.13**	**1.18**	**1.20**	**1.21**	**1.18**	**1.15**

	Mar-23	Jun-23	Sep-23	Dec-23	Mar-24	Jun-24	Sep-24	Dec-24
Europe	**0.42**	**0.42**	**0.44**	**0.44**	**0.41**	**0.39**	**0.35**	**0.32**
Spain	0.62	0.62	0.62	0.62	0.59	0.56	0.52	0.50
United Kingdom	0.12	0.11	0.12	0.10	0.08	0.08	0.05	0.03
Portugal	0.06	0.10	0.17	0.20	0.19	0.12	0.07	0.03
Poland	1.71	1.87	1.98	2.08	1.95	1.81	1.67	1.38
Digital Consumer Bank Europe	**0.48**	**0.54**	**0.60**	**0.62**	**0.67**	**0.72**	**0.75**	**0.88**
North America	**1.62**	**1.70**	**1.91**	**2.05**	**2.15**	**2.23**	**2.15**	**2.04**
US	1.52	1.57	1.77	1.92	1.98	2.06	1.94	1.82
Mexico	1.98	2.13	2.34	2.43	2.63	2.71	2.69	2.64
South America	**3.39**	**3.32**	**3.30**	**3.36**	**3.44**	**3.50**	**3.55**	**3.50**
Brazil	4.84	4.74	4.67	4.77	4.79	4.77	4.78	4.51
Chile	0.95	0.88	0.87	0.80	0.85	0.97	1.09	1.19
Argentina	2.97	3.46	4.09	6.64	5.43	4.80	4.88	4.59

Santander

Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(*).- PagoNxt's cost of risk is not provided as we do not consider it a relevant metric for this type of business.

23

24 Supplementary information Balance sheet and capital management NIM, Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

GRUPO SANTANDER (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	10,185	10,735	11,219	11,122	11,983	11,474	11,225	11,986	+6.8%	43,261	46,668	+7.9%
Net fee income	3,043	3,060	3,119	2,835	3,240	3,237	3,189	3,344	+4.9%	12,057	13,010	+7.9%
Gains (losses) on financial transactions and other	707	504	523	595	157	959	721	696	-3.5%	2,329	2,533	+8.8%
Total revenue	**13,935**	**14,299**	**14,861**	**14,552**	**15,380**	**15,670**	**15,135**	**16,026**	**+5.9%**	**57,647**	**62,211**	**+7.9%**
Operating expenses	(6,145)	(6,334)	(6,482)	(6,464)	(6,547)	(6,366)	(6,349)	(6,772)	+6.7%	(25,425)	(26,034)	+2.4%
Net operating income	**7,790**	**7,965**	**8,379**	**8,088**	**8,833**	**9,304**	**8,786**	**9,254**	**+5.3%**	**32,222**	**36,177**	**+12.3%**
Net loan-loss provisions	(2,873)	(2,898)	(3,266)	(3,421)	(3,125)	(3,118)	(2,976)	(3,114)	+4.6%	(12,458)	(12,333)	-1.0%
Other gains (losses) and provisions	(822)	(833)	(666)	(745)	(1,125)	(1,261)	(891)	(1,540)	+72.8%	(3,066)	(4,817)	+57.1%
Profit before tax	**4,095**	**4,234**	**4,447**	**3,922**	**4,583**	**4,925**	**4,919**	**4,600**	**-6.5%**	**16,698**	**19,027**	**+13.9%**
Consolidated profit	**2,865**	**2,970**	**3,176**	**3,198**	**3,115**	**3,477**	**3,589**	**3,563**	**-0.7%**	**12,209**	**13,744**	**+12.6%**
Attributable profit	**2,571**	**2,670**	**2,902**	**2,933**	**2,852**	**3,207**	**3,250**	**3,265**	**+0.5%**	**11,076**	**12,574**	**+13.5%**

Santander

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

25

GRUPO SANTANDER (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	10,157	10,580	10,992	10,878	11,727	11,301	11,425	12,215	+6.9%	42,607	46,668	+9.5%
Net fee income	3,008	2,978	3,018	2,745	3,156	3,177	3,252	3,425	+5.3%	11,749	13,010	+10.7%
Gains (losses) on financial transactions and other	689	481	506	582	153	953	728	698	-4.1%	2,259	2,533	+12.1%
Total revenue	**13,854**	**14,039**	**14,516**	**14,205**	**15,036**	**15,432**	**15,405**	**16,338**	**+6.1%**	**56,614**	**62,211**	**+9.9%**
Operating expenses	(6,112)	(6,238)	(6,346)	(6,340)	(6,429)	(6,281)	(6,450)	(6,874)	+6.6%	(25,035)	(26,034)	+4.0%
Net operating income	**7,743**	**7,801**	**8,171**	**7,866**	**8,607**	**9,151**	**8,955**	**9,464**	**+5.7%**	**31,579**	**36,177**	**+14.6%**
Net loan-loss provisions	(2,829)	(2,818)	(3,154)	(3,293)	(3,016)	(3,051)	(3,057)	(3,209)	+5.0%	(12,094)	(12,333)	+2.0%
Other gains (losses) and provisions	(826)	(818)	(651)	(735)	(1,110)	(1,250)	(903)	(1,554)	+72.0%	(3,031)	(4,817)	+58.9%
Profit before tax	**4,088**	**4,164**	**4,365**	**3,837**	**4,481**	**4,850**	**4,995**	**4,701**	**-5.9%**	**16,454**	**19,027**	**+15.6%**
Consolidated profit	**2,856**	**2,918**	**3,114**	**3,128**	**3,048**	**3,423**	**3,641**	**3,633**	**-0.2%**	**12,016**	**13,744**	**+14.4%**
Attributable profit	**2,565**	**2,627**	**2,842**	**2,871**	**2,788**	**3,156**	**3,300**	**3,330**	**+0.9%**	**10,905**	**12,574**	**+15.3%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

26

27 Supplementary information Balance sheet and capital management NIM, Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

Retail & Commercial Banking (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	5,931	6,470	6,705	6,445	7,145	6,870	6,803	7,125	+4.7%	25,550	27,942	+9.4%
Net fee income	1,074	1,212	1,196	1,015	1,193	1,173	1,149	1,166	+1.5%	4,497	4,681	+4.1%
Gains (losses) on financial transactions and other	(85)	(209)	74	(72)	(289)	183	(6)	(49)	+663.7%	(293)	(162)	-44.7%
Total revenue	**6,919**	**7,473**	**7,975**	**7,388**	**8,048**	**8,226**	**7,945**	**8,242**	**+3.7%**	**29,754**	**32,461**	**+9.1%**
Operating expenses	(3,111)	(3,263)	(3,361)	(3,089)	(3,304)	(3,119)	(3,102)	(3,352)	+8.1%	(12,825)	(12,877)	+0.4%
Net operating income	**3,809**	**4,209**	**4,613**	**4,298**	**4,744**	**5,107**	**4,844**	**4,890**	**+1.0%**	**16,930**	**19,584**	**+15.7%**
Net loan-loss provisions	(1,512)	(1,599)	(1,698)	(1,730)	(1,523)	(1,564)	(1,369)	(1,388)	+1.4%	(6,540)	(5,845)	-10.6%
Other gains (losses) and provisions	(566)	(702)	(513)	(619)	(844)	(733)	(484)	(804)	+66.0%	(2,401)	(2,865)	+19.4%
Profit before tax	**1,731**	**1,908**	**2,402**	**1,949**	**2,376**	**2,810**	**2,990**	**2,697**	**-9.8%**	**7,989**	**10,874**	**+36.1%**
Consolidated profit	**1,290**	**1,325**	**1,820**	**1,627**	**1,597**	**1,945**	**2,179**	**2,062**	**-5.4%**	**6,062**	**7,783**	**+28.4%**
Attributable profit	**1,196**	**1,226**	**1,706**	**1,532**	**1,503**	**1,824**	**2,005**	**1,932**	**-3.7%**	**5,659**	**7,263**	**+28.3%**

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

Santander 28

Retail & Commercial Banking (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	5,945	6,370	6,558	6,301	6,977	6,763	6,918	7,284	+5.3%	25,174	27,942	+11.0%
Net fee income	1,061	1,173	1,150	976	1,153	1,145	1,176	1,206	+2.6%	4,361	4,681	+7.3%
Gains (losses) on financial transactions and other	(87)	(207)	77	(74)	(285)	179	(4)	(52)	—	(291)	(162)	-44.3%
Total revenue	**6,920**	**7,336**	**7,785**	**7,203**	**7,845**	**8,087**	**8,090**	**8,438**	**+4.3%**	**29,244**	**32,461**	**+11.0%**
Operating expenses	(3,096)	(3,192)	(3,264)	(3,007)	(3,222)	(3,065)	(3,160)	(3,429)	+8.5%	(12,558)	(12,877)	+2.5%
Net operating income	**3,824**	**4,144**	**4,522**	**4,196**	**4,623**	**5,022**	**4,930**	**5,009**	**+1.6%**	**16,686**	**19,584**	**+17.4%**
Net loan-loss provisions	(1,490)	(1,544)	(1,622)	(1,652)	(1,455)	(1,523)	(1,414)	(1,453)	+2.8%	(6,308)	(5,845)	-7.3%
Other gains (losses) and provisions	(571)	(693)	(501)	(610)	(831)	(724)	(494)	(816)	+65.1%	(2,375)	(2,865)	+20.7%
Profit before tax	**1,763**	**1,908**	**2,399**	**1,934**	**2,337**	**2,775**	**3,022**	**2,740**	**-9.3%**	**8,003**	**10,874**	**+35.9%**
Consolidated profit	**1,306**	**1,318**	**1,812**	**1,604**	**1,571**	**1,919**	**2,200**	**2,093**	**-4.9%**	**6,040**	**7,783**	**+28.9%**
Attributable profit	**1,210**	**1,221**	**1,694**	**1,513**	**1,478**	**1,799**	**2,026**	**1,961**	**-3.2%**	**5,637**	**7,263**	**+28.8%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

29

30 Retail & Commercial Banking Spain (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,078 1,305 1,395 1,412 1,489 1,489 1,503 1,435 -4.5% 5,190 5,916 +14.0% Net fee income 291 290 255 260 282 275 269 244 -9.3% 1,096 1,071 -2.3% Total revenue 1,417 1,558 1,685 1,482 1,797 1,829 1,825 1,739 -4.7% 6,143 7,190 +17.0% Operating expenses (591) (596) (611) (606) (584) (576) (579) (617) +6.4% (2,403) (2,356) -1.9% Net loan-loss provisions (405) (369) (342) (322) (284) (287) (230) (292) +27.1% (1,437) (1,092) -24.0% Profit before tax 86 394 539 361 566 734 906 652 -28.1% 1,380 2,858 +107.1%

31 Retail & Commercial Banking UK (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,219 1,232 1,275 1,164 1,119 1,128 1,189 1,236 +4.0% 4,889 4,672 -4.4% Net fee income 9 0 14 (4) 3 (13) 2 (12) — 20 (21) — Total revenue 1,230 1,238 1,333 1,140 1,114 1,114 1,197 1,204 +0.6% 4,941 4,630 -6.3% Operating expenses (598) (611) (606) (637) (653) (645) (636) (678) +6.6% (2,451) (2,612) +6.6% Net loan-loss provisions (45) (17) (107) (17) (9) (11) (17) 23 — (186) (14) -92.6% Profit before tax 505 544 537 326 368 400 450 382 -15.1% 1,912 1,601 -16.3%

32 Retail & Commercial Banking UK (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,272 1,265 1,294 1,191 1,132 1,137 1,187 1,216 +2.5% 5,023 4,672 -7.0% Net fee income 9 0 15 (4) 3 (13) 2 (12) — 20 (21) — Total revenue 1,283 1,272 1,355 1,167 1,127 1,123 1,195 1,184 -0.9% 5,077 4,630 -8.8% Operating expenses (624) (627) (615) (652) (661) (650) (635) (667) +5.1% (2,518) (2,612) +3.8% Net loan-loss provisions (47) (18) (110) (17) (9) (11) (17) 23 — (191) (14) -92.8% Profit before tax 527 559 545 333 372 404 450 375 -16.6% 1,964 1,601 -18.5%

33 Retail & Commercial Banking UK (GBP mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,077 1,071 1,096 1,008 958 963 1,004 1,029 +2.5% 4,252 3,955 -7.0% Net fee income 8 0 12 (3) 3 (11) 1 (10) — 17 (17) — Total revenue 1,086 1,076 1,147 988 954 951 1,012 1,002 -0.9% 4,297 3,919 -8.8% Operating expenses (528) (531) (521) (552) (559) (550) (537) (565) +5.1% (2,131) (2,211) +3.8% Net loan-loss provisions (40) (15) (93) (14) (8) (9) (14) 20 — (162) (12) -92.8% Profit before tax 446 473 461 282 315 342 381 318 -16.6% 1,662 1,355 -18.5%

34 Retail & Commercial Banking Mexico (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 706 780 830 787 814 799 741 763 +2.9% 3,103 3,116 +0.4% Net fee income 135 164 165 145 156 181 159 147 -7.4% 608 643 +5.8% Total revenue 807 898 949 925 946 992 880 910 +3.4% 3,579 3,728 +4.2% Operating expenses (349) (418) (466) (523) (433) (440) (418) (468) +12.0% (1,756) (1,758) +0.1% Net loan-loss provisions (131) (150) (171) (146) (205) (211) (141) (97) -31.3% (597) (653) +9.4% Profit before tax 314 321 303 248 299 330 312 335 +7.4% 1,185 1,277 +7.7%

35 Retail & Commercial Banking Mexico (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 716 762 782 754 761 751 780 824 +5.6% 3,014 3,116 +3.4% Net fee income 137 160 155 139 146 170 167 160 -4.1% 591 643 +8.9% Total revenue 819 877 894 886 885 933 927 984 +6.1% 3,476 3,728 +7.3% Operating expenses (354) (409) (440) (502) (405) (414) (439) (501) +14.3% (1,706) (1,758) +3.1% Net loan-loss provisions (133) (146) (161) (140) (192) (198) (152) (111) -26.9% (580) (653) +12.6% Profit before tax 319 313 283 236 280 310 327 360 +10.0% 1,151 1,277 +10.9%

36 Retail & Commercial Banking Mexico (MXN mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 14,129 15,023 15,431 14,866 15,005 14,817 15,386 16,252 +5.6% 59,449 61,460 +3.4% Net fee income 2,694 3,156 3,058 2,743 2,886 3,358 3,289 3,152 -4.1% 11,651 12,685 +8.9% Total revenue 16,146 17,298 17,642 17,470 17,445 18,397 18,290 19,403 +6.1% 68,556 73,535 +7.3% Operating expenses (6,989) (8,073) (8,681) (9,908) (7,983) (8,158) (8,649) (9,890) +14.3% (33,650) (34,681) +3.1% Net loan-loss provisions (2,617) (2,889) (3,184) (2,755) (3,781) (3,904) (3,007) (2,197) -26.9% (11,446) (12,889) +12.6% Profit before tax 6,283 6,172 5,589 4,661 5,519 6,120 6,449 7,096 +10.0% 22,704 25,183 +10.9%

37 Retail & Commercial Banking Brazil (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,492 1,569 1,596 1,594 1,753 1,734 1,685 1,590 -5.6% 6,251 6,762 +8.2% Net fee income 298 394 417 404 401 413 381 357 -6.2% 1,513 1,553 +2.6% Total revenue 1,713 1,865 2,031 2,025 2,113 2,177 1,969 1,946 -1.2% 7,633 8,205 +7.5% Operating expenses (790) (823) (828) (867) (843) (799) (746) (763) +2.2% (3,309) (3,152) -4.7% Net loan-loss provisions (646) (748) (799) (893) (753) (751) (740) (730) -1.3% (3,086) (2,973) -3.7% Profit before tax 188 39 210 51 332 405 313 287 -8.5% 488 1,337 +173.9%

38 Retail & Commercial Banking Brazil (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,432 1,456 1,459 1,462 1,621 1,673 1,763 1,704 -3.4% 5,808 6,762 +16.4% Net fee income 286 367 382 371 371 399 399 383 -4.0% 1,406 1,553 +10.4% Total revenue 1,643 1,731 1,859 1,859 1,955 2,099 2,068 2,083 +0.8% 7,092 8,205 +15.7% Operating expenses (757) (764) (757) (796) (780) (772) (784) (816) +4.0% (3,074) (3,152) +2.5% Net loan-loss provisions (620) (695) (732) (821) (697) (724) (773) (779) +0.8% (2,867) (2,973) +3.7% Profit before tax 180 34 194 46 308 389 331 310 -6.4% 454 1,337 +194.8%

39 Retail & Commercial Banking Brazil (BRL mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 8,316 8,455 8,473 8,494 9,419 9,720 10,242 9,898 -3.4% 33,739 39,278 +16.4% Net fee income 1,663 2,132 2,217 2,155 2,157 2,317 2,320 2,227 -4.0% 8,168 9,020 +10.4% Total revenue 9,544 10,054 10,799 10,798 11,355 12,195 12,011 12,103 +0.8% 41,196 47,663 +15.7% Operating expenses (4,400) (4,437) (4,397) (4,625) (4,532) (4,485) (4,555) (4,737) +4.0% (17,859) (18,309) +2.5% Net loan-loss provisions (3,599) (4,039) (4,252) (4,768) (4,049) (4,208) (4,490) (4,526) +0.8% (16,657) (17,273) +3.7% Profit before tax 1,046 197 1,125 268 1,787 2,262 1,921 1,799 -6.4% 2,636 7,769 +194.8%

Digital Consumer Bank (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	2,546	2,477	2,600	2,598	2,710	2,655	2,614	2,798	+7.1%	10,221	10,777	+5.4%
Net fee income	288	295	316	330	354	387	373	394	+5.5%	1,229	1,508	+22.7%
Gains (losses) on financial transactions and other	227	193	199	228	120	222	148	140	-5.4%	846	631	-25.4%
Total revenue	**3,061**	**2,965**	**3,115**	**3,155**	**3,185**	**3,264**	**3,135**	**3,332**	**+6.3%**	**12,296**	**12,916**	**+5.0%**
Operating expenses	(1,317)	(1,291)	(1,284)	(1,371)	(1,311)	(1,307)	(1,278)	(1,287)	+0.7%	(5,263)	(5,183)	-1.5%
Net operating income	**1,744**	**1,675**	**1,831**	**1,784**	**1,874**	**1,957**	**1,857**	**2,045**	**+10.1%**	**7,033**	**7,733**	**+10.0%**
Net loan-loss provisions	(916)	(887)	(1,177)	(1,126)	(1,137)	(1,055)	(1,121)	(1,248)	+11.3%	(4,106)	(4,562)	+11.1%
Other gains (losses) and provisions	(71)	(39)	(78)	(60)	(118)	(180)	(112)	(530)	+375.0%	(250)	(939)	+276.0%
Profit before tax	**756**	**748**	**576**	**597**	**619**	**722**	**624**	**267**	**-57.2%**	**2,677**	**2,232**	**-16.6%**
Consolidated profit	**587**	**635**	**489**	**540**	**537**	**668**	**508**	**225**	**-55.8%**	**2,251**	**1,938**	**-13.9%**
Attributable profit	**488**	**539**	**417**	**457**	**464**	**606**	**437**	**155**	**-64.5%**	**1,901**	**1,663**	**-12.5%**

Santander

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

40

Digital Consumer Bank (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	2,525	2,472	2,585	2,571	2,689	2,637	2,647	2,804	+5.9%	10,153	10,777	+6.1%
Net fee income	287	294	313	325	350	383	377	397	+5.3%	1,218	1,508	+23.8%
Gains (losses) on financial transactions and other	227	194	201	228	121	222	150	138	-7.6%	849	631	-25.6%
Total revenue	**3,039**	**2,959**	**3,099**	**3,123**	**3,160**	**3,242**	**3,174**	**3,340**	**+5.2%**	**12,220**	**12,916**	**+5.7%**
Operating expenses	(1,310)	(1,291)	(1,281)	(1,364)	(1,307)	(1,300)	(1,291)	(1,285)	-0.5%	(5,246)	(5,183)	-1.2%
Net operating income	**1,729**	**1,667**	**1,818**	**1,760**	**1,853**	**1,942**	**1,883**	**2,055**	**+9.1%**	**6,974**	**7,733**	**+10.9%**
Net loan-loss provisions	(906)	(881)	(1,164)	(1,108)	(1,123)	(1,046)	(1,140)	(1,252)	+9.8%	(4,059)	(4,562)	+12.4%
Other gains (losses) and provisions	(72)	(37)	(77)	(60)	(117)	(179)	(113)	(531)	+370.8%	(245)	(939)	+283.0%
Profit before tax	**751**	**749**	**577**	**591**	**613**	**717**	**630**	**272**	**-56.9%**	**2,669**	**2,232**	**-16.4%**
Consolidated profit	**584**	**636**	**490**	**533**	**533**	**665**	**514**	**226**	**-56.0%**	**2,244**	**1,938**	**-13.6%**
Attributable profit	**485**	**541**	**418**	**451**	**461**	**603**	**443**	**156**	**-64.7%**	**1,895**	**1,663**	**-12.3%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

41

42 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,029 1,011 1,069 1,083 1,095 1,092 1,069 1,105 +3.4% 4,193 4,361 +4.0% Net fee income 191 203 210 192 220 231 229 222 -3.1% 796 902 +13.4% Total revenue 1,343 1,315 1,411 1,433 1,410 1,444 1,398 1,427 +2.1% 5,502 5,679 +3.2% Operating expenses (659) (655) (652) (652) (665) (655) (656) (629) -4.2% (2,618) (2,604) -0.5% Net loan-loss provisions (193) (222) (225) (152) (276) (308) (279) (345) +23.6% (792) (1,209) +52.6% Profit before tax 447 481 509 582 401 356 402 (28) — 2,019 1,131 -44.0%

43 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,030 1,016 1,070 1,087 1,093 1,092 1,070 1,106 +3.4% 4,203 4,361 +3.8% Net fee income 191 204 211 192 220 231 229 222 -3.1% 798 902 +13.1% Total revenue 1,345 1,321 1,414 1,437 1,408 1,443 1,400 1,428 +2.0% 5,517 5,679 +2.9% Operating expenses (659) (657) (653) (653) (664) (654) (657) (629) -4.3% (2,622) (2,604) -0.7% Net loan-loss provisions (193) (226) (225) (152) (275) (309) (280) (346) +23.6% (796) (1,209) +51.9% Profit before tax 449 480 511 583 400 356 402 (28) — 2,023 1,131 -44.1%

44 Digital Consumer Bank US (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,173 1,145 1,140 1,142 1,143 1,179 1,138 1,191 +4.7% 4,599 4,651 +1.1% Net fee income 62 56 55 63 64 67 75 97 +28.8% 237 303 +28.1% Total revenue 1,357 1,320 1,351 1,340 1,304 1,352 1,279 1,361 +6.4% 5,367 5,297 -1.3% Operating expenses (606) (577) (565) (541) (545) (547) (525) (542) +3.2% (2,289) (2,159) -5.7% Net loan-loss provisions (563) (419) (725) (784) (610) (537) (641) (677) +5.5% (2,490) (2,466) -1.0% Profit before tax 187 279 41 19 121 235 85 111 +30.5% 525 551 +4.9%

45 Digital Consumer Bank US (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,163 1,151 1,146 1,135 1,147 1,174 1,156 1,175 +1.6% 4,596 4,651 +1.2% Net fee income 61 57 56 63 65 67 76 96 +25.7% 236 303 +28.1% Total revenue 1,346 1,328 1,358 1,332 1,309 1,346 1,300 1,343 +3.3% 5,364 5,297 -1.2% Operating expenses (601) (580) (569) (538) (547) (545) (534) (534) +0.1% (2,288) (2,159) -5.6% Net loan-loss provisions (558) (423) (728) (780) (612) (534) (651) (668) +2.7% (2,489) (2,466) -0.9% Profit before tax 186 280 42 18 121 234 87 109 +24.6% 525 551 +5.0%

46 Digital Consumer Bank US (USD mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,258 1,246 1,240 1,228 1,240 1,270 1,250 1,271 +1.6% 4,972 5,031 +1.2% Net fee income 66 61 60 68 70 72 82 103 +25.7% 256 328 +28.1% Total revenue 1,456 1,436 1,469 1,441 1,416 1,456 1,406 1,452 +3.3% 5,802 5,730 -1.2% Operating expenses (650) (628) (615) (582) (591) (589) (577) (578) +0.1% (2,475) (2,335) -5.6% Net loan-loss provisions (603) (457) (787) (844) (662) (578) (704) (723) +2.7% (2,692) (2,667) -0.9% Profit before tax 201 303 45 19 131 253 94 117 +24.6% 568 596 +5.0%

Corporate & Investment Banking (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	844	826	888	1,037	1,062	969	901	1,088	+20.7%	3,594	4,020	+11.9%
Net fee income	606	536	517	471	654	626	612	657	+7.2%	2,131	2,548	+19.6%
Gains (losses) on financial transactions and other	554	590	463	196	397	481	559	338	-39.4%	1,802	1,775	-1.5%
Total revenue	**2,004**	**1,952**	**1,867**	**1,703**	**2,112**	**2,076**	**2,072**	**2,083**	**+0.5%**	**7,527**	**8,343**	**+10.8%**
Operating expenses	(741)	(771)	(865)	(1,010)	(888)	(930)	(965)	(1,024)	+6.1%	(3,387)	(3,807)	+12.4%
Net operating income	**1,263**	**1,181**	**1,003**	**694**	**1,225**	**1,146**	**1,107**	**1,059**	**-4.4%**	**4,140**	**4,537**	**+9.6%**
Net loan-loss provisions	24	(31)	49	(206)	(40)	(56)	(61)	(17)	-73.1%	(165)	(174)	+5.7%
Other gains (losses) and provisions	(104)	(28)	(28)	(21)	(78)	(46)	(100)	(129)	+28.9%	(181)	(353)	+95.3%
Profit before tax	**1,183**	**1,122**	**1,023**	**466**	**1,107**	**1,044**	**946**	**913**	**-3.4%**	**3,795**	**4,009**	**+5.7%**
Consolidated profit	**807**	**800**	**717**	**334**	**760**	**746**	**682**	**756**	**+10.9%**	**2,658**	**2,944**	**+10.8%**
Attributable profit	**742**	**736**	**667**	**295**	**705**	**700**	**633**	**701**	**+10.7%**	**2,440**	**2,740**	**+12.3%**

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

Santander 47

Corporate & Investment Banking (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	833	807	862	1,002	1,033	948	925	1,115	+20.5%	3,503	4,020	+14.8%
Net fee income	603	527	507	461	645	619	621	663	+6.8%	2,099	2,548	+21.4%
Gains (losses) on financial transactions and other	540	567	447	190	391	482	560	341	-39.1%	1,744	1,775	+1.8%
Total revenue	**1,977**	**1,901**	**1,815**	**1,653**	**2,069**	**2,049**	**2,106**	**2,119**	**+0.6%**	**7,346**	**8,343**	**+13.6%**
Operating expenses	(736)	(762)	(852)	(996)	(876)	(919)	(978)	(1,033)	+5.5%	(3,345)	(3,807)	+13.8%
Net operating income	**1,240**	**1,139**	**964**	**658**	**1,193**	**1,130**	**1,128**	**1,087**	**-3.6%**	**4,001**	**4,537**	**+13.4%**
Net loan-loss provisions	22	(32)	42	(194)	(40)	(55)	(62)	(17)	-72.7%	(162)	(174)	+7.3%
Other gains (losses) and provisions	(101)	(27)	(27)	(21)	(78)	(46)	(101)	(129)	+28.1%	(176)	(353)	+100.1%
Profit before tax	**1,161**	**1,080**	**978**	**443**	**1,076**	**1,029**	**965**	**940**	**-2.5%**	**3,662**	**4,009**	**+9.5%**
Consolidated profit	**794**	**772**	**687**	**319**	**740**	**736**	**693**	**775**	**+11.7%**	**2,573**	**2,944**	**+14.4%**
Attributable profit	**732**	**713**	**640**	**281**	**687**	**690**	**645**	**718**	**+11.5%**	**2,366**	**2,740**	**+15.8%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

48

Wealth Management & Insurance (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	334	392	409	377	423	404	406	394	-3.1%	1,513	1,627	+7.6%
Net fee income	308	317	318	319	364	355	366	405	+10.8%	1,262	1,489	+18.0%
Gains (losses) on financial transactions and other	116	121	110	88	105	138	157	144	-8.1%	436	545	+25.1%
Total revenue	**758**	**830**	**838**	**784**	**892**	**897**	**929**	**944**	**+1.5%**	**3,210**	**3,661**	**+14.0%**
Operating expenses	(291)	(293)	(297)	(335)	(306)	(309)	(315)	(383)	+21.4%	(1,216)	(1,313)	+8.0%
Net operating income	**467**	**538**	**540**	**449**	**585**	**588**	**614**	**561**	**-8.6%**	**1,994**	**2,348**	**+17.7%**
Net loan-loss provisions	1	14	(3)	5	(4)	(10)	(11)	(17)	+55.5%	17	(41)	—
Other gains (losses) and provisions	(24)	(11)	0	17	(24)	(5)	(3)	(15)	+459.1%	(18)	(48)	+170.8%
Profit before tax	**444**	**541**	**537**	**471**	**557**	**573**	**600**	**529**	**-11.9%**	**1,994**	**2,259**	**+13.3%**
Consolidated profit	**335**	**415**	**412**	**378**	**420**	**436**	**468**	**404**	**-13.6%**	**1,540**	**1,728**	**+12.2%**
Attributable profit	**316**	**395**	**397**	**358**	**400**	**417**	**448**	**384**	**-14.2%**	**1,467**	**1,650**	**+12.5%**

Santander

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

49

Wealth Management & Insurance (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	334	390	406	374	420	401	410	396	-3.4%	1,505	1,627	+8.2%
Net fee income	307	314	313	315	360	351	370	409	+10.5%	1,249	1,489	+19.2%
Gains (losses) on financial transactions and other	114	117	105	83	101	135	160	149	-6.8%	419	545	+30.1%
Total revenue	**755**	**821**	**824**	**772**	**881**	**887**	**939**	**954**	**+1.5%**	**3,172**	**3,661**	**+15.4%**
Operating expenses	(289)	(290)	(294)	(330)	(303)	(306)	(319)	(385)	+20.7%	(1,203)	(1,313)	+9.2%
Net operating income	**465**	**532**	**530**	**442**	**578**	**581**	**620**	**568**	**-8.3%**	**1,969**	**2,348**	**+19.3%**
Net loan-loss provisions	1	14	(3)	5	(4)	(10)	(11)	(17)	+57.4%	17	(41)	—
Other gains (losses) and provisions	(24)	(11)	1	17	(24)	(5)	(3)	(15)	+455.0%	(18)	(48)	+170.3%
Profit before tax	**442**	**535**	**528**	**464**	**550**	**566**	**606**	**536**	**-11.6%**	**1,968**	**2,259**	**+14.8%**
Consolidated profit	**334**	**409**	**404**	**372**	**414**	**431**	**473**	**410**	**-13.1%**	**1,518**	**1,728**	**+13.8%**
Attributable profit	**315**	**390**	**390**	**353**	**395**	**412**	**452**	**390**	**-13.8%**	**1,448**	**1,650**	**+13.9%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

50

Payments (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	582	611	649	582	675	645	596	694	+16.4%	2,424	2,609	+7.6%
Net fee income	770	703	772	708	676	695	698	725	+3.8%	2,952	2,793	-5.4%
Gains (losses) on financial transactions and other	(36)	(17)	(44)	19	2	8	13	79	+505.6%	(78)	102	—
Total revenue	**1,316**	**1,297**	**1,376**	**1,309**	**1,353**	**1,347**	**1,307**	**1,497**	**+14.6%**	**5,298**	**5,505**	**+3.9%**
Operating expenses	(589)	(623)	(581)	(550)	(650)	(615)	(588)	(621)	+5.6%	(2,344)	(2,475)	+5.6%
Net operating income	**726**	**674**	**795**	**759**	**703**	**732**	**719**	**876**	**+21.9%**	**2,954**	**3,030**	**+2.6%**
Net loan-loss provisions	(471)	(397)	(435)	(363)	(418)	(434)	(414)	(448)	+8.2%	(1,666)	(1,714)	+2.9%
Other gains (losses) and provisions	(14)	(21)	(18)	(31)	(20)	(257)	(32)	(37)	+15.7%	(84)	(347)	+314.3%
Profit before tax	**241**	**256**	**342**	**365**	**265**	**41**	**272**	**391**	**+43.5%**	**1,205**	**969**	**-19.6%**
Consolidated profit	**124**	**137**	**202**	**233**	**159**	**(68)**	**156**	**259**	**+65.8%**	**696**	**505**	**-27.4%**
Attributable profit	**107**	**116**	**179**	**204**	**137**	**(89)**	**129**	**235**	**+82.1%**	**607**	**413**	**-31.9%**

Santander

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

51

Payments (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	571	584	611	547	639	621	620	730	+17.7%	2,312	2,609	+12.9%
Net fee income	753	673	733	676	649	677	716	752	+5.0%	2,835	2,793	-1.5%
Gains (losses) on financial transactions and other	(35)	(17)	(43)	19	3	9	12	78	+529.9%	(77)	102	—
Total revenue	**1,289**	**1,239**	**1,301**	**1,242**	**1,290**	**1,307**	**1,348**	**1,559**	**+15.6%**	**5,070**	**5,505**	**+8.6%**
Operating expenses	(586)	(609)	(562)	(535)	(634)	(604)	(600)	(638)	+6.3%	(2,291)	(2,475)	+8.0%
Net operating income	**703**	**630**	**739**	**707**	**656**	**703**	**749**	**922**	**+23.1%**	**2,779**	**3,030**	**+9.0%**
Net loan-loss provisions	(459)	(376)	(406)	(343)	(393)	(417)	(431)	(474)	+10.0%	(1,584)	(1,714)	+8.2%
Other gains (losses) and provisions	(14)	(21)	(17)	(31)	(19)	(257)	(33)	(38)	+15.9%	(82)	(347)	+320.1%
Profit before tax	**231**	**233**	**316**	**333**	**244**	**29**	**285**	**410**	**+43.8%**	**1,113**	**969**	**-12.9%**
Consolidated profit	**117**	**123**	**186**	**213**	**146**	**(76)**	**164**	**271**	**+64.8%**	**639**	**505**	**-20.8%**
Attributable profit	**101**	**104**	**165**	**186**	**125**	**(96)**	**137**	**246**	**+79.9%**	**556**	**413**	**-25.7%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

52

PagoNxt (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	9	22	24	38	31	31	35	35	+0.5%	93	132	+41.0%
Net fee income	218	228	255	253	224	233	241	261	+8.4%	954	958	+0.5%
Gains (losses) on financial transactions and other	16	27	19	30	29	36	35	50	+41.6%	93	150	+61.4%
Total revenue	**244**	**277**	**298**	**321**	**283**	**300**	**311**	**346**	**+11.3%**	**1,140**	**1,240**	**+8.7%**
Operating expenses	(278)	(295)	(251)	(268)	(304)	(297)	(288)	(271)	-6.0%	(1,091)	(1,160)	+6.3%
Net operating income	**(34)**	**(18)**	**48**	**53**	**(21)**	**4**	**23**	**75**	**+231.0%**	**49**	**80**	**+62.7%**
Net loan-loss provisions	(6)	(6)	(10)	(1)	(4)	(5)	(3)	(4)	+9.1%	(24)	(16)	-32.5%
Other gains (losses) and provisions	(2)	(10)	(6)	(23)	(2)	(256)	(15)	(23)	+54.1%	(42)	(296)	+611.6%
Profit before tax	**(43)**	**(34)**	**31**	**29**	**(27)**	**(258)**	**4**	**48**	**+997.8%**	**(17)**	**(233)**	**—**
Consolidated profit	**(57)**	**(48)**	**6**	**23**	**(37)**	**(265)**	**(17)**	**28**	**—**	**(76)**	**(290)**	**+281.8%**
Attributable profit	**(55)**	**(48)**	**3**	**23**	**(39)**	**(265)**	**(21)**	**26**	**—**	**(77)**	**(299)**	**+287.1%**

Santander

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

53

PagoNxt (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	9	21	23	36	29	30	36	37	+2.0%	89	132	+48.3%
Net fee income	213	217	241	240	214	227	247	270	+9.4%	911	958	+5.2%
Gains (losses) on financial transactions and other	16	27	19	30	29	36	35	50	+41.6%	92	150	+62.5%
Total revenue	**238**	**265**	**283**	**305**	**271**	**293**	**318**	**357**	**+12.1%**	**1,091**	**1,240**	**+13.6%**
Operating expenses	(274)	(288)	(242)	(261)	(298)	(293)	(292)	(277)	-5.2%	(1,066)	(1,160)	+8.8%
Net operating income	**(36)**	**(23)**	**40**	**44**	**(26)**	**0**	**26**	**80**	**+207.6%**	**26**	**80**	**+210.4%**
Net loan-loss provisions	(6)	(6)	(10)	(1)	(4)	(5)	(4)	(4)	+9.4%	(24)	(16)	-30.9%
Other gains (losses) and provisions	(2)	(10)	(6)	(22)	(2)	(256)	(15)	(23)	+55.2%	(40)	(296)	+639.1%
Profit before tax	**(44)**	**(38)**	**24**	**20**	**(32)**	**(261)**	**7**	**53**	**+605.1%**	**(38)**	**(233)**	**+513.0%**
Consolidated profit	**(58)**	**(51)**	**1**	**18**	**(40)**	**(267)**	**(14)**	**31**	**—**	**(90)**	**(290)**	**+221.4%**
Attributable profit	**(56)**	**(51)**	**(2)**	**18**	**(42)**	**(267)**	**(19)**	**29**	**—**	**(91)**	**(299)**	**+228.8%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

54

Cards (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	573	589	625	544	644	613	561	659	+17.4%	2,331	2,478	+6.3%
Net fee income	551	475	517	456	452	462	457	464	+1.4%	1,998	1,835	-8.2%
Gains (losses) on financial transactions and other	(52)	(44)	(63)	(11)	(27)	(28)	(22)	30	—	(171)	(48)	-72.1%
Total revenue	**1,072**	**1,020**	**1,078**	**988**	**1,070**	**1,047**	**996**	**1,152**	**+15.7%**	**4,158**	**4,265**	**+2.6%**
Operating expenses	(312)	(328)	(331)	(282)	(346)	(319)	(300)	(350)	+16.8%	(1,253)	(1,315)	+5.0%
Net operating income	**760**	**692**	**747**	**706**	**724**	**728**	**696**	**802**	**+15.2%**	**2,905**	**2,950**	**+1.5%**
Net loan-loss provisions	(465)	(391)	(425)	(361)	(414)	(428)	(411)	(444)	+8.2%	(1,642)	(1,698)	+3.4%
Other gains (losses) and provisions	(11)	(11)	(11)	(8)	(17)	(0)	(18)	(15)	-16.6%	(42)	(50)	+19.2%
Profit before tax	**284**	**290**	**311**	**337**	**292**	**300**	**268**	**343**	**+27.9%**	**1,222**	**1,202**	**-1.6%**
Consolidated profit	**181**	**185**	**196**	**210**	**196**	**196**	**173**	**230**	**+33.4%**	**772**	**795**	**+3.0%**
Attributable profit	**162**	**164**	**177**	**181**	**177**	**176**	**150**	**209**	**+38.9%**	**684**	**712**	**+4.1%**

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

Santander 55

Cards (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	561	563	588	511	610	590	584	693	+18.6%	2,223	2,478	+11.4%
Net fee income	540	456	492	436	435	451	469	481	+2.6%	1,925	1,835	-4.7%
Gains (losses) on financial transactions and other	(51)	(44)	(62)	(11)	(26)	(27)	(23)	28	—	(169)	(48)	-71.8%
Total revenue	**1,050**	**974**	**1,018**	**936**	**1,018**	**1,014**	**1,030**	**1,202**	**+16.7%**	**3,979**	**4,265**	**+7.2%**
Operating expenses	(312)	(321)	(319)	(274)	(336)	(311)	(307)	(360)	+17.2%	(1,226)	(1,315)	+7.3%
Net operating income	**739**	**653**	**699**	**662**	**683**	**703**	**723**	**842**	**+16.5%**	**2,753**	**2,950**	**+7.1%**
Net loan-loss provisions	(452)	(370)	(396)	(341)	(389)	(412)	(427)	(470)	+10.0%	(1,560)	(1,698)	+8.8%
Other gains (losses) and provisions	(12)	(11)	(11)	(8)	(17)	(0)	(18)	(15)	-17.1%	(42)	(50)	+18.2%
Profit before tax	**275**	**272**	**291**	**313**	**276**	**290**	**278**	**358**	**+28.7%**	**1,151**	**1,202**	**+4.5%**
Consolidated profit	**176**	**174**	**185**	**195**	**186**	**190**	**179**	**240**	**+34.0%**	**729**	**795**	**+9.1%**
Attributable profit	**158**	**154**	**167**	**168**	**168**	**171**	**156**	**217**	**+39.3%**	**647**	**712**	**+10.1%**

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

Santander

56

57 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income (52) (42) (30) 83 (31) (69) (95) (113) +19.0% (41) (308) +660.3% Net fee income (3) (3) 1 (8) (1) 2 (8) (3) -62.6% (13) (11) -20.6% Gains (losses) on financial transactions and other (69) (172) (279) 136 (178) (74) (150) 44 — (385) (357) -7.2% Total revenue (124) (218) (308) 212 (210) (140) (254) (72) -71.6% (439) (676) +54.1% Operating expenses (95) (95) (94) (108) (87) (86) (101) (104) +2.7% (391) (379) -3.1% Net operating income (219) (312) (402) 104 (297) (227) (355) (176) -50.4% (829) (1,055) +27.1% Net loan-loss provisions 3 1 (1) (1) (2) (0) 1 3 +182.3% 2 3 +25.6% Other gains (losses) and provisions (44) (30) (30) (30) (41) (40) (160) (25) -84.7% (134) (265) +97.7% Profit before tax (260) (341) (433) 73 (340) (266) (514) (197) -61.7% (961) (1,317) +37.0% Consolidated profit (279) (341) (464) 87 (357) (252) (403) (142) -64.7% (998) (1,155) +15.7% Attributable profit (279) (341) (464) 87 (357) (252) (403) (142) -64.7% (998) (1,154) +15.7%

58 Supplementary information Balance sheet and capital management NIM, Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

59 Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 3,597 3,968 4,222 4,123 4,123 4,165 4,205 4,227 +0.5% 15,910 16,720 +5.1% Net fee income 1,168 1,076 1,084 1,071 1,202 1,167 1,168 1,123 -3.9% 4,399 4,659 +5.9% Gains (losses) on financial transactions and other 406 249 458 17 484 578 573 497 -13.3% 1,130 2,131 +88.5% Total revenue 5,171 5,293 5,765 5,211 5,809 5,910 5,945 5,846 -1.7% 21,439 23,510 +9.7% Operating expenses (2,167) (2,215) (2,291) (2,357) (2,305) (2,297) (2,356) (2,450) +4.0% (9,030) (9,407) +4.2% Net operating income 3,004 3,078 3,474 2,854 3,504 3,612 3,589 3,397 -5.4% 12,409 14,102 +13.6% Net loan-loss provisions (642) (646) (662) (582) (484) (532) (427) (418) -2.0% (2,533) (1,862) -26.5% Other gains (losses) and provisions (516) (389) (361) (415) (582) (535) (360) (635) +76.5% (1,681) (2,111) +25.6% Profit before tax 1,846 2,042 2,451 1,856 2,438 2,545 2,802 2,343 -16.4% 8,195 10,129 +23.6% Consolidated profit 1,269 1,428 1,753 1,374 1,642 1,731 1,979 1,712 -13.4% 5,824 7,064 +21.3% Attributable profit 1,189 1,347 1,640 1,306 1,541 1,647 1,842 1,615 -12.3% 5,482 6,644 +21.2%

60 Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 3,707 4,038 4,274 4,170 4,141 4,174 4,199 4,206 +0.2% 16,189 16,720 +3.3% Net fee income 1,185 1,086 1,092 1,076 1,204 1,167 1,168 1,121 -4.0% 4,440 4,659 +4.9% Gains (losses) on financial transactions and other 405 250 461 17 484 578 573 496 -13.4% 1,134 2,131 +88.0% Total revenue 5,297 5,374 5,828 5,263 5,829 5,918 5,940 5,823 -2.0% 21,762 23,510 +8.0% Operating expenses (2,214) (2,246) (2,311) (2,380) (2,315) (2,302) (2,354) (2,436) +3.5% (9,152) (9,407) +2.8% Net operating income 3,083 3,128 3,517 2,883 3,514 3,616 3,586 3,387 -5.6% 12,611 14,102 +11.8% Net loan-loss provisions (659) (659) (670) (589) (485) (533) (426) (418) -2.0% (2,576) (1,862) -27.7% Other gains (losses) and provisions (524) (395) (365) (422) (583) (535) (359) (633) +76.2% (1,706) (2,111) +23.7% Profit before tax 1,900 2,075 2,481 1,871 2,445 2,548 2,800 2,335 -16.6% 8,328 10,129 +21.6% Consolidated profit 1,309 1,452 1,776 1,384 1,647 1,733 1,977 1,707 -13.7% 5,921 7,064 +19.3% Attributable profit 1,221 1,367 1,657 1,316 1,546 1,649 1,841 1,609 -12.6% 5,561 6,644 +19.5%

61 Spain (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,460 1,701 1,741 1,738 1,816 1,840 1,799 1,802 +0.2% 6,641 7,256 +9.3% Net fee income 752 661 635 652 746 738 707 676 -4.4% 2,699 2,867 +6.2% Gains (losses) on financial transactions and other 335 204 302 (48) 455 471 477 448 -6.1% 792 1,850 +133.5% Total revenue 2,547 2,566 2,678 2,341 3,016 3,048 2,983 2,926 -1.9% 10,132 11,974 +18.2% Operating expenses (1,014) (1,025) (1,088) (1,100) (1,032) (1,033) (1,073) (1,133) +5.6% (4,227) (4,271) +1.0% Net operating income 1,533 1,540 1,591 1,241 1,984 2,015 1,911 1,793 -6.2% 5,905 7,703 +30.4% Net loan-loss provisions (415) (389) (377) (342) (331) (327) (279) (322) +15.2% (1,522) (1,259) -17.3% Other gains (losses) and provisions (379) (212) (201) (191) (417) (244) (119) (224) +87.9% (984) (1,003) +2.0% Profit before tax 739 940 1,013 707 1,236 1,445 1,512 1,247 -17.5% 3,399 5,440 +60.1% Consolidated profit 466 666 722 516 772 984 1,081 925 -14.4% 2,371 3,763 +58.7% Attributable profit 466 666 722 516 772 984 1,081 925 -14.4% 2,371 3,762 +58.7%

62 United Kingdom (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,283 1,300 1,344 1,225 1,185 1,196 1,256 1,313 +4.5% 5,152 4,950 -3.9% Net fee income 83 84 97 74 79 64 80 61 -23.6% 338 283 -16.2% Gains (losses) on financial transactions and other 2 6 45 (19) (7) 0 8 (17) — 34 (17) — Total revenue 1,368 1,391 1,486 1,280 1,257 1,260 1,344 1,356 +0.9% 5,525 5,216 -5.6% Operating expenses (674) (689) (684) (698) (734) (717) (710) (756) +6.5% (2,745) (2,918) +6.3% Net operating income 694 702 803 581 523 542 634 600 -5.3% 2,779 2,299 -17.3% Net loan-loss provisions (59) (44) (126) (18) (17) (44) (37) 34 — (247) (64) -74.2% Other gains (losses) and provisions (92) (73) (92) (168) (91) (64) (108) (179) +65.3% (425) (441) +3.9% Profit before tax 542 585 585 396 415 434 489 456 -6.8% 2,107 1,794 -14.9% Consolidated profit 395 423 425 301 305 325 346 331 -4.3% 1,545 1,306 -15.4% Attributable profit 395 423 425 301 305 325 346 331 -4.3% 1,545 1,306 -15.4%

63 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,338 1,335 1,365 1,254 1,199 1,205 1,254 1,292 +3.0% 5,293 4,950 -6.5% Net fee income 86 87 98 76 80 64 80 60 -25.1% 347 283 -18.4% Gains (losses) on financial transactions and other 3 6 46 (20) (7) 0 8 (17) — 35 (17) — Total revenue 1,427 1,429 1,510 1,310 1,271 1,270 1,341 1,334 -0.5% 5,676 5,216 -8.1% Operating expenses (703) (708) (694) (715) (743) (723) (708) (744) +5.0% (2,820) (2,918) +3.4% Net operating income 724 721 816 595 529 547 633 590 -6.7% 2,856 2,299 -19.5% Net loan-loss provisions (62) (45) (129) (18) (18) (44) (37) 35 — (254) (64) -74.9% Other gains (losses) and provisions (96) (75) (94) (172) (92) (64) (108) (177) +63.9% (436) (441) +1.1% Profit before tax 566 601 594 405 419 438 489 448 -8.3% 2,165 1,794 -17.1% Consolidated profit 412 435 432 308 309 327 345 325 -5.8% 1,587 1,306 -17.7% Attributable profit 412 435 432 308 309 327 345 325 -5.8% 1,587 1,306 -17.7%

64 United Kingdom (GBP mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,133 1,130 1,156 1,061 1,015 1,020 1,061 1,093 +3.0% 4,480 4,189 -6.5% Net fee income 73 73 83 64 67 54 68 51 -25.1% 294 240 -18.4% Gains (losses) on financial transactions and other 2 5 39 (17) (6) 0 7 (15) — 30 (14) — Total revenue 1,208 1,209 1,278 1,109 1,076 1,075 1,135 1,129 -0.5% 4,804 4,415 -8.1% Operating expenses (595) (599) (587) (605) (629) (612) (599) (630) +5.0% (2,387) (2,469) +3.4% Net operating income 613 610 691 504 447 463 536 500 -6.7% 2,417 1,946 -19.5% Net loan-loss provisions (52) (38) (109) (16) (15) (38) (31) 29 — (215) (54) -74.9% Other gains (losses) and provisions (82) (63) (79) (145) (78) (54) (91) (150) +63.9% (369) (373) +1.1% Profit before tax 479 509 503 343 355 371 414 379 -8.3% 1,833 1,518 -17.1% Consolidated profit 349 368 365 261 261 277 292 275 -5.8% 1,343 1,105 -17.7% Attributable profit 349 368 365 261 261 277 292 275 -5.8% 1,343 1,105 -17.7%

65 Portugal (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 261 314 439 451 431 413 373 332 -10.8% 1,465 1,548 +5.7% Net fee income 124 111 117 111 127 115 115 110 -3.7% 464 467 +0.8% Gains (losses) on financial transactions and other 20 (6) 18 21 26 30 13 16 +21.2% 54 85 +58.0% Total revenue 405 419 575 584 584 558 500 458 -8.4% 1,982 2,100 +6.0% Operating expenses (132) (132) (137) (141) (134) (134) (137) (143) +4.5% (542) (548) +1.0% Net operating income 273 286 438 443 450 425 363 315 -13.3% 1,440 1,553 +7.8% Net loan-loss provisions (14) (20) (25) (18) (7) 5 (7) (1) -79.8% (77) (11) -85.7% Other gains (losses) and provisions 1 (42) (7) (1) (3) (36) (5) (18) +249.1% (49) (61) +24.5% Profit before tax 261 223 406 423 440 394 351 296 -15.6% 1,314 1,481 +12.7% Consolidated profit 180 142 284 293 303 260 230 210 -8.7% 898 1,003 +11.6% Attributable profit 180 142 283 292 303 260 229 209 -8.7% 896 1,001 +11.7%

66 Poland (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 586 623 662 673 686 697 727 733 +0.8% 2,543 2,844 +11.8% Net fee income 145 144 148 153 176 163 170 166 -2.3% 589 674 +14.4% Gains (losses) on financial transactions and other (2) 13 25 13 (28) 17 25 22 -12.6% 49 37 -25.3% Total revenue 729 780 835 838 834 878 923 921 -0.1% 3,182 3,555 +11.7% Operating expenses (197) (207) (217) (240) (229) (237) (252) (246) -2.4% (862) (965) +11.9% Net operating income 531 573 617 598 605 640 670 675 +0.8% 2,320 2,591 +11.7% Net loan-loss provisions (151) (191) (132) (199) (130) (166) (103) (112) +9.0% (674) (511) -24.2% Other gains (losses) and provisions (44) (61) (60) (88) (62) (108) (63) (197) +214.6% (253) (429) +69.3% Profit before tax 336 321 425 310 412 366 505 366 -27.4% 1,392 1,650 +18.5% Consolidated profit 247 236 319 213 314 258 392 255 -35.0% 1,015 1,219 +20.1% Attributable profit 167 155 208 145 213 173 256 158 -38.5% 674 800 +18.8%

67 Poland (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 641 657 692 690 690 697 724 734 +1.4% 2,681 2,844 +6.1% Net fee income 158 152 155 157 177 163 169 166 -1.8% 621 674 +8.5% Gains (losses) on financial transactions and other (2) 15 26 13 (28) 17 26 22 -12.7% 52 37 -29.1% Total revenue 797 823 873 860 839 877 918 922 +0.4% 3,354 3,555 +6.0% Operating expenses (216) (219) (227) (247) (230) (237) (251) (246) -1.9% (909) (965) +6.1% Net operating income 581 605 646 613 608 640 667 675 +1.3% 2,445 2,591 +5.9% Net loan-loss provisions (166) (202) (137) (205) (131) (166) (102) (112) +9.9% (710) (511) -28.0% Other gains (losses) and provisions (48) (65) (63) (91) (62) (108) (62) (197) +216.9% (267) (429) +60.6% Profit before tax 367 338 446 316 415 366 503 367 -27.1% 1,468 1,650 +12.4% Consolidated profit 271 248 334 217 316 257 391 255 -34.7% 1,070 1,219 +13.9% Attributable profit 182 163 218 147 215 173 255 158 -38.2% 710 800 +12.7%

68 Poland (PLN mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 2,759 2,830 2,980 2,972 2,973 2,999 3,115 3,158 +1.4% 11,541 12,245 +6.1% Net fee income 682 653 665 675 761 700 727 714 -1.8% 2,675 2,902 +8.5% Gains (losses) on financial transactions and other (9) 62 114 56 (122) 75 110 96 -12.7% 224 159 -29.1% Total revenue 3,432 3,545 3,760 3,703 3,611 3,775 3,952 3,968 +0.4% 14,440 15,306 +6.0% Operating expenses (930) (941) (978) (1,065) (992) (1,021) (1,081) (1,060) -1.9% (3,913) (4,153) +6.1% Net operating income 2,502 2,604 2,782 2,638 2,619 2,754 2,871 2,908 +1.3% 10,527 11,153 +5.9% Net loan-loss provisions (713) (871) (591) (885) (565) (716) (439) (482) +9.9% (3,059) (2,201) -28.0% Other gains (losses) and provisions (208) (279) (271) (392) (268) (464) (268) (848) +216.9% (1,150) (1,848) +60.6% Profit before tax 1,581 1,454 1,920 1,362 1,786 1,575 2,165 1,578 -27.1% 6,318 7,104 +12.4% Consolidated profit 1,165 1,070 1,440 932 1,359 1,108 1,683 1,099 -34.7% 4,607 5,249 +13.9% Attributable profit 785 700 938 634 924 744 1,099 679 -38.2% 3,057 3,446 +12.7%

69 Other Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 7 30 36 36 5 19 50 48 -5.0% 109 121 +11.1% Net fee income 65 75 87 81 74 87 96 109 +13.5% 309 367 +19.0% Gains (losses) on financial transactions and other 50 32 68 51 39 60 49 28 -43.3% 201 176 -12.4% Total revenue 122 137 191 168 118 166 196 185 -5.5% 618 664 +7.4% Operating expenses (150) (161) (166) (177) (175) (176) (184) (171) -7.1% (653) (706) +8.1% Net operating income (28) (24) 26 (9) (57) (10) 11 14 +20.5% (35) (42) +20.8% Net loan-loss provisions (3) (2) (3) (4) 1 0 (1) (18) — (12) (17) +42.6% Other gains (losses) and provisions (1) (1) (1) 33 (9) (84) (65) (18) -71.9% 30 (176) — Profit before tax (32) (27) 22 20 (65) (94) (55) (22) -59.8% (17) (236) — Consolidated profit (20) (38) 4 50 (52) (96) (70) (8) -88.0% (5) (227) — Attributable profit (19) (38) 3 52 (53) (95) (70) (8) -89.2% (3) (225) —

70 Other Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 6 30 36 36 5 19 51 47 -7.8% 109 121 +11.2% Net fee income 65 75 87 81 75 87 97 109 +12.2% 308 367 +19.0% Gains (losses) on financial transactions and other 50 32 68 51 39 60 49 28 -44.4% 201 176 -12.4% Total revenue 121 138 192 167 118 165 197 183 -7.1% 618 664 +7.4% Operating expenses (149) (162) (166) (177) (176) (176) (185) (170) -8.3% (653) (706) +8.1% Net operating income (28) (24) 26 (9) (57) (11) 12 13 +10.4% (35) (42) +20.5% Net loan-loss provisions (3) (2) (3) (4) 1 0 (1) (18) — (12) (17) +42.6% Other gains (losses) and provisions (1) (1) (1) 33 (9) (84) (65) (18) -72.2% 30 (176) — Profit before tax (33) (27) 22 19 (65) (94) (55) (23) -58.7% (18) (236) — Consolidated profit (21) (38) 4 50 (52) (96) (70) (9) -87.5% (5) (227) — Attributable profit (19) (38) 3 51 (52) (95) (70) (8) -88.7% (3) (225) —

71 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,029 1,011 1,069 1,083 1,095 1,092 1,069 1,105 +3.4% 4,193 4,361 +4.0% Net fee income 191 203 210 192 220 231 229 222 -3.1% 796 902 +13.4% Gains (losses) on financial transactions and other 123 101 132 158 95 120 100 100 -0.1% 514 416 -19.0% Total revenue 1,343 1,315 1,411 1,433 1,410 1,444 1,398 1,427 +2.1% 5,502 5,679 +3.2% Operating expenses (659) (655) (652) (652) (665) (655) (656) (629) -4.2% (2,618) (2,604) -0.5% Net operating income 684 660 759 781 745 789 742 799 +7.7% 2,884 3,075 +6.6% Net loan-loss provisions (193) (222) (225) (152) (276) (308) (279) (345) +23.6% (792) (1,209) +52.6% Other gains (losses) and provisions (43) 43 (25) (47) (69) (124) (61) (481) +690.6% (72) (735) +914.1% Profit before tax 447 481 509 582 401 356 402 (28) — 2,019 1,131 -44.0% Consolidated profit 337 364 376 449 297 279 302 (2) — 1,526 876 -42.6% Attributable profit 244 277 302 376 229 224 243 (54) — 1,199 642 -46.5%

72 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,030 1,016 1,070 1,087 1,093 1,092 1,070 1,106 +3.4% 4,203 4,361 +3.8% Net fee income 191 204 211 192 220 231 229 222 -3.1% 798 902 +13.1% Gains (losses) on financial transactions and other 124 102 133 158 95 121 100 100 -0.6% 517 416 -19.5% Total revenue 1,345 1,321 1,414 1,437 1,408 1,443 1,400 1,428 +2.0% 5,517 5,679 +2.9% Operating expenses (659) (657) (653) (653) (664) (654) (657) (629) -4.3% (2,622) (2,604) -0.7% Net operating income 686 664 761 784 744 789 743 799 +7.6% 2,895 3,075 +6.2% Net loan-loss provisions (193) (226) (225) (152) (275) (309) (280) (346) +23.6% (796) (1,209) +51.9% Other gains (losses) and provisions (44) 42 (25) (48) (69) (124) (61) (481) +692.6% (76) (735) +867.3% Profit before tax 449 480 511 583 400 356 402 (28) — 2,023 1,131 -44.1% Consolidated profit 338 364 377 450 297 278 302 (2) — 1,529 876 -42.7% Attributable profit 244 277 303 377 228 224 244 (54) — 1,201 642 -46.5%

73 North America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 2,448 2,483 2,602 2,626 2,611 2,636 2,527 2,556 +1.2% 10,159 10,330 +1.7% Net fee income 521 555 560 555 638 662 641 654 +2.0% 2,192 2,594 +18.3% Gains (losses) on financial transactions and other 172 237 228 185 236 256 200 299 +49.7% 823 991 +20.4% Total revenue 3,141 3,276 3,391 3,366 3,485 3,554 3,367 3,509 +4.2% 13,174 13,915 +5.6% Operating expenses (1,500) (1,560) (1,648) (1,758) (1,661) (1,691) (1,624) (1,724) +6.2% (6,465) (6,701) +3.6% Net operating income 1,641 1,716 1,743 1,608 1,824 1,863 1,743 1,785 +2.4% 6,708 7,214 +7.5% Net loan-loss provisions (808) (722) (1,077) (1,126) (985) (908) (944) (950) +0.6% (3,733) (3,786) +1.4% Other gains (losses) and provisions (19) (69) (37) (14) (63) (144) (75) (54) -28.8% (138) (336) +143.1% Profit before tax 815 925 629 469 776 810 724 781 +7.9% 2,837 3,091 +9.0% Consolidated profit 640 719 555 454 645 703 586 649 +10.7% 2,369 2,582 +9.0% Attributable profit 627 719 554 454 644 703 585 648 +10.8% 2,354 2,579 +9.6%

74 North America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 2,451 2,467 2,544 2,568 2,537 2,557 2,608 2,628 +0.8% 10,029 10,330 +3.0% Net fee income 525 548 540 539 616 638 663 677 +2.1% 2,152 2,594 +20.5% Gains (losses) on financial transactions and other 170 238 228 183 234 252 205 300 +46.2% 819 991 +20.9% Total revenue 3,145 3,253 3,312 3,290 3,387 3,447 3,476 3,605 +3.7% 13,000 13,915 +7.0% Operating expenses (1,500) (1,551) (1,615) (1,723) (1,621) (1,646) (1,671) (1,762) +5.5% (6,389) (6,701) +4.9% Net operating income 1,645 1,701 1,697 1,568 1,766 1,801 1,805 1,843 +2.1% 6,611 7,214 +9.1% Net loan-loss provisions (807) (719) (1,063) (1,110) (963) (884) (972) (968) -0.4% (3,699) (3,786) +2.4% Other gains (losses) and provisions (19) (69) (36) (13) (62) (143) (77) (54) -29.7% (137) (336) +146.1% Profit before tax 819 914 598 445 741 773 756 821 +8.6% 2,775 3,091 +11.4% Consolidated profit 643 712 533 436 619 676 611 677 +10.8% 2,323 2,582 +11.2% Attributable profit 630 711 532 436 618 676 609 676 +10.9% 2,308 2,579 +11.7%

75 United States (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,465 1,436 1,414 1,428 1,396 1,428 1,411 1,458 +3.3% 5,742 5,693 -0.9% Net fee income 190 200 189 187 267 272 296 317 +7.0% 766 1,152 +50.3% Gains (losses) on financial transactions and other 173 161 215 152 205 201 163 167 +2.3% 701 735 +5.0% Total revenue 1,827 1,797 1,818 1,767 1,869 1,900 1,870 1,941 +3.8% 7,209 7,580 +5.1% Operating expenses (912) (887) (915) (964) (940) (963) (940) (987) +5.0% (3,679) (3,830) +4.1% Net operating income 915 910 903 802 929 938 929 954 +2.7% 3,531 3,750 +6.2% Net loan-loss provisions (567) (438) (764) (824) (615) (556) (650) (686) +5.6% (2,593) (2,507) -3.3% Other gains (losses) and provisions (2) (55) (21) 4 (40) (43) (62) (45) -27.9% (74) (190) +154.9% Profit before tax 346 417 119 (18) 274 339 217 223 +2.8% 863 1,053 +22.0% Consolidated profit 300 367 198 67 279 385 216 229 +6.2% 932 1,109 +19.0% Attributable profit 300 367 198 67 279 385 216 229 +6.2% 932 1,109 +19.0%

76 United States (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,453 1,444 1,422 1,420 1,401 1,421 1,433 1,438 +0.3% 5,739 5,693 -0.8% Net fee income 188 201 191 186 268 271 300 313 +4.2% 766 1,152 +50.4% Gains (losses) on financial transactions and other 171 162 216 151 206 200 166 164 -1.1% 700 735 +5.1% Total revenue 1,812 1,807 1,829 1,756 1,875 1,892 1,899 1,914 +0.8% 7,205 7,580 +5.2% Operating expenses (905) (892) (920) (959) (943) (958) (955) (974) +1.9% (3,676) (3,830) +4.2% Net operating income 907 915 908 797 932 933 944 941 -0.3% 3,528 3,750 +6.3% Net loan-loss provisions (563) (441) (767) (821) (617) (553) (660) (678) +2.7% (2,591) (2,507) -3.3% Other gains (losses) and provisions (2) (55) (21) 4 (40) (43) (63) (44) -29.9% (74) (190) +155.0% Profit before tax 343 419 120 (19) 275 337 222 219 -1.0% 863 1,053 +22.1% Consolidated profit 297 369 200 65 280 383 220 225 +2.0% 931 1,109 +19.0% Attributable profit 297 369 200 65 280 383 220 225 +2.0% 931 1,109 +19.0%

77 United States (USD mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 1,572 1,562 1,538 1,536 1,516 1,537 1,550 1,555 +0.3% 6,208 6,158 -0.8% Net fee income 203 218 206 201 290 293 325 338 +4.2% 828 1,246 +50.4% Gains (losses) on financial transactions and other 185 175 234 163 223 216 179 177 -1.1% 757 796 +5.1% Total revenue 1,960 1,955 1,978 1,900 2,028 2,046 2,054 2,071 +0.8% 7,794 8,199 +5.2% Operating expenses (979) (965) (996) (1,038) (1,020) (1,037) (1,033) (1,053) +1.9% (3,977) (4,143) +4.2% Net operating income 981 990 983 862 1,008 1,009 1,021 1,018 -0.3% 3,817 4,056 +6.3% Net loan-loss provisions (609) (477) (829) (888) (668) (598) (713) (733) +2.7% (2,803) (2,712) -3.3% Other gains (losses) and provisions (2) (60) (23) 4 (43) (46) (68) (47) -29.9% (80) (205) +155.0% Profit before tax 371 453 130 (21) 297 365 240 237 -1.0% 933 1,139 +22.1% Consolidated profit 322 399 216 71 303 415 238 243 +2.0% 1,008 1,199 +19.0% Attributable profit 322 399 216 71 303 415 238 243 +2.0% 1,008 1,199 +19.0%

78 Mexico (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 983 1,045 1,186 1,195 1,214 1,207 1,113 1,097 -1.5% 4,408 4,631 +5.0% Net fee income 320 344 356 355 359 374 329 322 -2.1% 1,374 1,385 +0.8% Gains (losses) on financial transactions and other (2) 74 13 31 35 55 34 139 +304.6% 117 263 +125.3% Total revenue 1,300 1,463 1,555 1,581 1,608 1,636 1,476 1,558 +5.5% 5,899 6,278 +6.4% Operating expenses (540) (623) (681) (743) (665) (677) (634) (689) +8.7% (2,588) (2,665) +3.0% Net operating income 760 840 874 838 943 959 843 869 +3.1% 3,311 3,613 +9.1% Net loan-loss provisions (239) (284) (312) (301) (370) (351) (293) (263) -10.4% (1,135) (1,277) +12.5% Other gains (losses) and provisions (17) (13) (16) (12) (15) (17) (13) (17) +26.0% (57) (62) +8.1% Profit before tax 504 543 546 525 558 590 536 589 +9.9% 2,119 2,274 +7.3% Consolidated profit 373 402 404 398 412 430 395 439 +11.2% 1,577 1,676 +6.3% Attributable profit 359 401 403 397 411 429 394 438 +11.1% 1,560 1,671 +7.2%

79 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 997 1,020 1,120 1,146 1,135 1,135 1,172 1,189 +1.5% 4,282 4,631 +8.1% Net fee income 324 336 335 340 336 352 347 350 +0.8% 1,334 1,385 +3.8% Gains (losses) on financial transactions and other (2) 74 12 29 32 52 37 142 +287.4% 113 263 +132.0% Total revenue 1,320 1,429 1,466 1,515 1,503 1,538 1,556 1,681 +8.0% 5,730 6,278 +9.6% Operating expenses (549) (609) (643) (713) (622) (637) (666) (740) +11.2% (2,513) (2,665) +6.0% Net operating income 771 820 823 802 881 901 890 941 +5.7% 3,216 3,613 +12.3% Net loan-loss provisions (243) (277) (294) (289) (346) (330) (312) (289) -7.2% (1,103) (1,277) +15.8% Other gains (losses) and provisions (17) (12) (15) (11) (14) (16) (14) (18) +27.1% (55) (62) +11.3% Profit before tax 512 531 514 502 522 555 564 633 +12.3% 2,058 2,274 +10.5% Consolidated profit 378 393 380 381 386 404 415 471 +13.5% 1,532 1,676 +9.4% Attributable profit 364 392 379 380 385 403 414 470 +13.4% 1,515 1,671 +10.3%

Mexico (MXN mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	19,669	20,110	22,081	22,597	22,390	22,383	23,112	23,448	+1.5%	84,457	91,333	+8.1%
Net fee income	6,400	6,619	6,599	6,700	6,621	6,937	6,850	6,903	+0.8%	26,318	27,312	+3.8%
Gains (losses) on financial transactions and other	(39)	1,462	231	581	639	1,017	724	2,804	+287.4%	2,235	5,184	+132.0%
Total revenue	**26,030**	**28,192**	**28,911**	**29,877**	**29,650**	**30,337**	**30,686**	**33,155**	**+8.0%**	**113,009**	**123,828**	**+9.6%**
Operating expenses	(10,819)	(12,009)	(12,687)	(14,059)	(12,267)	(12,559)	(13,136)	(14,603)	+11.2%	(49,574)	(52,565)	+6.0%
Net operating income	**15,211**	**16,182**	**16,224**	**15,818**	**17,383**	**17,778**	**17,550**	**18,552**	**+5.7%**	**63,435**	**71,263**	**+12.3%**
Net loan-loss provisions	(4,786)	(5,472)	(5,804)	(5,692)	(6,816)	(6,515)	(6,151)	(5,708)	-7.2%	(21,754)	(25,191)	+15.8%
Other gains (losses) and provisions	(332)	(246)	(290)	(226)	(269)	(319)	(277)	(352)	+27.1%	(1,094)	(1,218)	+11.3%
Profit before tax	**10,093**	**10,464**	**10,131**	**9,900**	**10,298**	**10,943**	**11,122**	**12,492**	**+12.3%**	**40,588**	**44,854**	**+10.5%**
Consolidated profit	**7,465**	**7,747**	**7,488**	**7,516**	**7,606**	**7,966**	**8,191**	**9,297**	**+13.5%**	**30,215**	**33,059**	**+9.4%**
Attributable profit	**7,184**	**7,729**	**7,475**	**7,496**	**7,585**	**7,946**	**8,169**	**9,268**	**+13.4%**	**29,884**	**32,967**	**+10.3%**

Santander

80

81 Other North America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 0 3 2 3 1 2 3 2 -33.4% 8 7 -16.7% Net fee income 12 11 15 13 12 15 16 14 -7.7% 52 57 +10.9% Gains (losses) on financial transactions and other 1 2 (0) 3 (4) 0 3 (7) — 6 (8) — Total revenue 14 16 17 19 9 17 21 10 -53.4% 66 57 -13.9% Operating expenses (47) (50) (51) (51) (56) (51) (50) (48) -3.0% (199) (206) +3.3% Net operating income (33) (34) (34) (32) (48) (34) (29) (39) +33.7% (133) (149) +11.7% Net loan-loss provisions (2) (1) (2) (0) (0) (1) (0) (1) +40.0% (5) (2) -54.0% Other gains (losses) and provisions (0) (1) (0) (6) (8) (84) (0) 8 — (7) (85) — Profit before tax (35) (36) (36) (38) (56) (119) (30) (32) +6.8% (145) (236) +62.8% Consolidated profit (33) (50) (47) (11) (47) (111) (25) (19) -21.7% (140) (202) +44.4% Attributable profit (32) (49) (47) (10) (47) (111) (25) (19) -25.0% (138) (201) +45.5%

82 Other North America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 0 3 2 3 1 2 3 2 -32.9% 8 7 -16.7% Net fee income 12 11 15 13 12 15 16 14 -7.6% 52 57 +10.9% Gains (losses) on financial transactions and other 1 2 (0) 3 (4) 0 2 (6) — 6 (8) — Total revenue 14 16 17 19 9 17 21 10 -52.9% 66 57 -13.9% Operating expenses (47) (50) (51) (51) (56) (51) (50) (48) -3.0% (199) (206) +3.3% Net operating income (33) (34) (34) (32) (48) (34) (29) (39) +33.1% (133) (149) +11.7% Net loan-loss provisions (2) (1) (2) (0) (0) (1) (0) (1) +40.0% (5) (2) -54.0% Other gains (losses) and provisions (0) (1) (0) (6) (8) (84) (0) 8 — (7) (85) — Profit before tax (35) (36) (36) (38) (56) (119) (30) (32) +6.1% (145) (236) +62.8% Consolidated profit (33) (50) (47) (11) (47) (111) (25) (19) -22.4% (140) (202) +44.4% Attributable profit (32) (49) (47) (10) (47) (111) (25) (19) -25.7% (138) (201) +45.6%

South America (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	3,163	3,314	3,356	3,206	4,185	3,649	3,520	4,210	+19.6%	13,040	15,566	+19.4%
Net fee income	1,166	1,229	1,264	1,025	1,182	1,176	1,159	1,348	+16.2%	4,684	4,864	+3.9%
Gains (losses) on financial transactions and other	75	91	(17)	98	(480)	78	(2)	(242)	—	247	(647)	—
Total revenue	**4,404**	**4,634**	**4,604**	**4,329**	**4,887**	**4,903**	**4,678**	**5,316**	**+13.6%**	**17,971**	**19,783**	**+10.1%**
Operating expenses	(1,723)	(1,810)	(1,798)	(1,589)	(1,829)	(1,636)	(1,612)	(1,865)	+15.7%	(6,920)	(6,943)	+0.3%
Net operating income	**2,680**	**2,823**	**2,806**	**2,741**	**3,058**	**3,267**	**3,066**	**3,450**	**+12.5%**	**11,050**	**12,841**	**+16.2%**
Net loan-loss provisions	(1,232)	(1,309)	(1,301)	(1,560)	(1,378)	(1,370)	(1,326)	(1,404)	+5.9%	(5,401)	(5,478)	+1.4%
Other gains (losses) and provisions	(201)	(386)	(214)	(239)	(371)	(417)	(235)	(346)	+47.1%	(1,041)	(1,369)	+31.6%
Profit before tax	**1,247**	**1,128**	**1,291**	**942**	**1,308**	**1,480**	**1,505**	**1,701**	**+13.0%**	**4,608**	**5,993**	**+30.1%**
Consolidated profit	**898**	**800**	**956**	**834**	**888**	**1,015**	**1,126**	**1,347**	**+19.6%**	**3,487**	**4,376**	**+25.5%**
Attributable profit	**790**	**668**	**871**	**709**	**796**	**885**	**984**	**1,198**	**+21.8%**	**3,038**	**3,863**	**+27.1%**

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

Santander

83

South America (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	3,021	3,102	3,134	2,970	3,988	3,547	3,643	4,388	+20.5%	12,227	15,566	+27.3%
Net fee income	1,111	1,143	1,174	945	1,118	1,140	1,200	1,407	+17.3%	4,373	4,864	+11.2%
Gains (losses) on financial transactions and other	59	63	(36)	88	(483)	77	0	(241)	—	174	(647)	—
Total revenue	**4,191**	**4,308**	**4,272**	**4,003**	**4,623**	**4,764**	**4,843**	**5,554**	**+14.7%**	**16,774**	**19,783**	**+17.9%**
Operating expenses	(1,643)	(1,689)	(1,673)	(1,476)	(1,742)	(1,591)	(1,667)	(1,943)	+16.5%	(6,482)	(6,943)	+7.1%
Net operating income	**2,547**	**2,619**	**2,598**	**2,527**	**2,881**	**3,173**	**3,176**	**3,611**	**+13.7%**	**10,292**	**12,841**	**+24.8%**
Net loan-loss provisions	(1,172)	(1,215)	(1,196)	(1,442)	(1,291)	(1,326)	(1,380)	(1,481)	+7.3%	(5,025)	(5,478)	+9.0%
Other gains (losses) and provisions	(195)	(367)	(195)	(220)	(355)	(407)	(246)	(360)	+46.5%	(978)	(1,369)	+40.1%
Profit before tax	**1,180**	**1,036**	**1,208**	**865**	**1,234**	**1,439**	**1,550**	**1,770**	**+14.2%**	**4,289**	**5,993**	**+39.7%**
Consolidated profit	**846**	**730**	**893**	**771**	**842**	**987**	**1,154**	**1,393**	**+20.7%**	**3,240**	**4,376**	**+35.1%**
Attributable profit	**749**	**613**	**814**	**656**	**753**	**860**	**1,009**	**1,240**	**+22.9%**	**2,832**	**3,863**	**+36.4%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

84

85 Brazil (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 2,105 2,180 2,327 2,504 2,630 2,605 2,474 2,413 -2.5% 9,116 10,121 +11.0% Net fee income 817 858 902 885 846 888 833 846 +1.6% 3,462 3,414 -1.4% Gains (losses) on financial transactions and other 135 185 107 98 30 (16) (24) 11 — 526 1 -99.8% Total revenue 3,057 3,224 3,336 3,487 3,507 3,477 3,282 3,270 -0.4% 13,104 13,536 +3.3% Operating expenses (1,080) (1,127) (1,138) (1,184) (1,156) (1,109) (1,024) (1,063) +3.8% (4,529) (4,352) -3.9% Net operating income 1,977 2,096 2,197 2,303 2,351 2,368 2,258 2,207 -2.3% 8,574 9,184 +7.1% Net loan-loss provisions (1,034) (1,129) (1,121) (1,417) (1,163) (1,158) (1,088) (1,077) -1.0% (4,701) (4,487) -4.5% Other gains (losses) and provisions (178) (323) (223) (239) (211) (251) (201) (204) +1.2% (963) (867) -9.9% Profit before tax 765 645 854 648 977 958 969 926 -4.4% 2,911 3,830 +31.6% Consolidated profit 517 413 663 543 618 640 696 712 +2.4% 2,135 2,665 +24.8% Attributable profit 469 354 603 494 561 580 630 652 +3.5% 1,921 2,422 +26.1%

86 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 2,019 2,022 2,128 2,300 2,433 2,514 2,592 2,582 -0.4% 8,470 10,121 +19.5% Net fee income 783 796 825 812 783 856 872 903 +3.5% 3,217 3,414 +6.1% Gains (losses) on financial transactions and other 130 173 96 90 28 (14) (23) 11 — 488 1 -99.8% Total revenue 2,932 2,991 3,050 3,202 3,244 3,356 3,441 3,495 +1.6% 12,175 13,536 +11.2% Operating expenses (1,036) (1,046) (1,040) (1,087) (1,070) (1,071) (1,076) (1,135) +5.4% (4,208) (4,352) +3.4% Net operating income 1,896 1,945 2,010 2,115 2,175 2,285 2,364 2,360 -0.2% 7,966 9,184 +15.3% Net loan-loss provisions (992) (1,048) (1,024) (1,304) (1,076) (1,118) (1,141) (1,152) +1.0% (4,367) (4,487) +2.7% Other gains (losses) and provisions (171) (301) (203) (219) (195) (242) (212) (218) +2.9% (894) (867) -3.0% Profit before tax 734 595 782 593 904 925 1,012 990 -2.2% 2,705 3,830 +41.6% Consolidated profit 495 381 609 498 572 617 722 755 +4.6% 1,984 2,665 +34.4% Attributable profit 450 326 555 454 519 559 654 690 +5.6% 1,784 2,422 +35.8%

87 Brazil (BRL mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 11,731 11,745 12,364 13,359 14,135 14,604 15,058 14,998 -0.4% 49,200 58,795 +19.5% Net fee income 4,550 4,625 4,791 4,719 4,549 4,973 5,065 5,243 +3.5% 18,685 19,829 +6.1% Gains (losses) on financial transactions and other 752 1,004 561 521 164 (82) (136) 61 — 2,838 7 -99.8% Total revenue 17,034 17,373 17,716 18,599 18,847 19,495 19,987 20,303 +1.6% 70,722 78,632 +11.2% Operating expenses (6,018) (6,074) (6,041) (6,312) (6,213) (6,222) (6,253) (6,592) +5.4% (24,445) (25,280) +3.4% Net operating income 11,017 11,299 11,675 12,287 12,634 13,273 13,734 13,710 -0.2% 46,277 53,352 +15.3% Net loan-loss provisions (5,760) (6,089) (5,948) (7,572) (6,251) (6,494) (6,626) (6,694) +1.0% (25,370) (26,065) +2.7% Other gains (losses) and provisions (992) (1,751) (1,181) (1,272) (1,134) (1,404) (1,232) (1,267) +2.9% (5,196) (5,037) -3.0% Profit before tax 4,264 3,459 4,546 3,442 5,249 5,375 5,876 5,750 -2.2% 15,712 22,250 +41.6% Consolidated profit 2,878 2,213 3,538 2,895 3,321 3,585 4,193 4,385 +4.6% 11,524 15,484 +34.4% Attributable profit 2,614 1,894 3,223 2,635 3,016 3,248 3,797 4,011 +5.6% 10,366 14,072 +35.8%

88 Chile (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 371 356 241 415 352 472 482 516 +7.1% 1,383 1,822 +31.8% Net fee income 153 163 133 122 129 137 146 140 -4.1% 572 551 -3.7% Gains (losses) on financial transactions and other 82 103 91 54 47 51 64 59 -8.0% 331 220 -33.5% Total revenue 606 623 465 591 527 659 691 714 +3.4% 2,285 2,592 +13.4% Operating expenses (254) (266) (251) (249) (224) (241) (236) (232) -1.7% (1,020) (933) -8.5% Net operating income 352 356 214 343 303 418 455 482 +6.0% 1,265 1,659 +31.1% Net loan-loss provisions (117) (86) (84) (78) (125) (126) (127) (118) -7.3% (365) (497) +36.1% Other gains (losses) and provisions 10 16 9 16 (18) (2) (11) (21) +98.9% 51 (51) — Profit before tax 245 286 140 281 160 290 317 343 +8.3% 951 1,111 +16.7% Consolidated profit 212 252 111 241 126 232 257 285 +10.8% 816 899 +10.2% Attributable profit 150 180 87 165 90 162 180 196 +8.7% 582 629 +8.1%

89 Chile (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 316 304 223 385 355 466 482 519 +7.7% 1,228 1,822 +48.3% Net fee income 131 139 122 116 130 135 146 141 -3.5% 508 551 +8.4% Gains (losses) on financial transactions and other 70 88 83 53 47 50 64 59 -7.4% 294 220 -25.2% Total revenue 517 532 427 554 531 651 692 719 +4.0% 2,030 2,592 +27.7% Operating expenses (217) (227) (228) (234) (226) (238) (236) (234) -1.1% (906) (933) +3.0% Net operating income 300 304 199 320 305 413 455 485 +6.6% 1,124 1,659 +47.6% Net loan-loss provisions (100) (73) (77) (74) (126) (124) (127) (119) -6.7% (324) (497) +53.2% Other gains (losses) and provisions 9 14 9 14 (18) (1) (11) (21) +99.4% 45 (51) — Profit before tax 209 244 131 261 161 287 317 345 +8.8% 845 1,111 +31.4% Consolidated profit 181 216 105 224 126 230 257 286 +11.3% 725 899 +24.1% Attributable profit 128 154 81 154 91 160 180 197 +9.3% 517 629 +21.7%

Chile (CLP mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	322,790	310,631	227,113	392,690	361,759	475,476	491,886	529,884	+7.7%	1,253,223	1,859,004	+48.3%
Net fee income	133,249	142,289	124,044	118,714	132,221	137,526	148,628	143,434	-3.5%	518,296	561,810	+8.4%
Gains (losses) on financial transactions and other	71,478	89,691	84,396	54,175	47,914	50,822	65,168	60,347	-7.4%	299,740	224,252	-25.2%
Total revenue	**527,517**	**542,610**	**435,553**	**565,580**	**541,894**	**663,825**	**705,682**	**733,665**	**+4.0%**	**2,071,259**	**2,645,066**	**+27.7%**
Operating expenses	(221,276)	(232,073)	(232,331)	(238,680)	(230,419)	(242,392)	(241,154)	(238,447)	-1.1%	(924,361)	(952,411)	+3.0%
Net operating income	**306,241**	**310,537**	**203,221**	**326,900**	**311,474**	**421,433**	**464,529**	**495,219**	**+6.6%**	**1,146,899**	**1,692,655**	**+47.6%**
Net loan-loss provisions	(102,184)	(74,922)	(78,072)	(75,536)	(128,553)	(126,876)	(129,978)	(121,321)	-6.7%	(330,714)	(506,728)	+53.2%
Other gains (losses) and provisions	8,714	13,820	8,873	14,742	(18,723)	(1,490)	(10,793)	(21,524)	+99.4%	46,150	(52,530)	—
Profit before tax	**212,771**	**249,435**	**134,022**	**266,106**	**164,199**	**293,067**	**323,757**	**352,373**	**+8.8%**	**862,334**	**1,133,396**	**+31.4%**
Consolidated profit	**184,239**	**220,033**	**106,903**	**228,425**	**129,060**	**234,352**	**262,298**	**292,044**	**+11.3%**	**739,600**	**917,754**	**+24.1%**
Attributable profit	**130,735**	**156,673**	**83,065**	**156,770**	**92,983**	**163,683**	**183,935**	**201,084**	**+9.3%**	**527,244**	**641,685**	**+21.7%**

Santander

90

Argentina (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	532	606	629	112	1,025	397	390	1,107	+184.0%	1,879	2,919	+55.3%
Net fee income	137	145	164	(50)	131	73	111	287	+157.8%	396	602	+52.2%
Gains (losses) on financial transactions and other	(168)	(223)	(251)	(90)	(601)	(6)	(81)	(347)	+330.8%	(731)	(1,034)	+41.6%
Total revenue	**501**	**528**	**543**	**(27)**	**555**	**465**	**421**	**1,047**	**+149.0%**	**1,544**	**2,487**	**+61.1%**
Operating expenses	(250)	(272)	(260)	6	(286)	(129)	(192)	(416)	+116.2%	(775)	(1,022)	+31.9%
Net operating income	**251**	**256**	**283**	**(21)**	**270**	**336**	**228**	**631**	**+176.6%**	**769**	**1,465**	**+90.4%**
Net loan-loss provisions	(43)	(54)	(47)	(7)	(35)	(31)	(63)	(156)	+146.6%	(150)	(284)	+89.5%
Other gains (losses) and provisions	(30)	(74)	(1)	(10)	(131)	(77)	(22)	(123)	+454.3%	(114)	(353)	+209.1%
Profit before tax	**179**	**129**	**236**	**(39)**	**104**	**228**	**143**	**352**	**+146.6%**	**505**	**827**	**+63.8%**
Consolidated profit	**140**	**113**	**155**	**(19)**	**102**	**165**	**116**	**284**	**+145.2%**	**388**	**666**	**+71.6%**
Attributable profit	**139**	**113**	**154**	**(20)**	**101**	**164**	**116**	**283**	**+145.1%**	**386**	**665**	**+72.2%**

Santander

Note: From Q2 2024 onwards for the Argentine peso, we apply an alternative exchange rate that better reflects the evolution of inflation (we continue to apply the official ARS exchange rate to all prior periods). For further information, see the 'Alternative performance measures' section in the appendix to the quarterly report.

91

Argentina (Argentine peso mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Change Q4'24 / Q3'24	2023	2024	Change 2024 / 2023
Net interest income	120,749	197,821	335,842	1,024,801	949,444	1,183,149	799,603	665,292	-16.8%	1,679,213	3,597,488	+114.2%
Net fee income	31,111	47,835	86,223	188,633	121,575	184,297	204,428	232,193	+13.6%	353,802	742,493	+109.9%
Gains (losses) on financial transactions and other	(38,103)	(71,228)	(128,081)	(415,488)	(556,696)	(352,838)	(202,443)	(162,607)	-19.7%	(652,901)	(1,274,584)	+95.2%
Total revenue	**113,757**	**174,428**	**293,983**	**797,945**	**514,323**	**1,014,608**	**801,588**	**734,878**	**-8.3%**	**1,380,113**	**3,065,397**	**+122.1%**
Operating expenses	(56,701)	(89,315)	(143,275)	(403,358)	(264,501)	(356,735)	(360,405)	(278,460)	-22.7%	(692,649)	(1,260,101)	+81.9%
Net operating income	**57,056**	**85,113**	**150,709**	**394,587**	**249,823**	**657,872**	**441,183**	**456,418**	**+3.5%**	**687,464**	**1,805,296**	**+162.6%**
Net loan-loss provisions	(9,694)	(17,326)	(26,039)	(81,056)	(32,243)	(66,079)	(109,905)	(142,215)	+29.4%	(134,114)	(350,441)	+161.3%
Other gains (losses) and provisions	(6,806)	(22,205)	(9,553)	(63,609)	(121,080)	(190,573)	(60,700)	(63,207)	+4.1%	(102,174)	(435,561)	+326.3%
Profit before tax	**40,555**	**45,582**	**115,117**	**249,923**	**96,499**	**401,221**	**270,578**	**250,996**	**-7.2%**	**451,177**	**1,019,294**	**+125.9%**
Consolidated profit	**31,692**	**39,094**	**80,117**	**196,132**	**94,174**	**305,308**	**219,057**	**202,550**	**-7.5%**	**347,034**	**821,089**	**+136.6%**
Attributable profit	**31,627**	**38,982**	**79,848**	**194,539**	**93,937**	**304,665**	**218,682**	**202,229**	**-7.5%**	**344,996**	**819,512**	**+137.5%**

Santander

92

93 Other South America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 154 172 160 176 178 175 175 175 -0.0% 662 703 +6.2% Net fee income 59 62 65 67 75 78 70 75 +7.4% 254 298 +17.3% Gains (losses) on financial transactions and other 26 25 36 35 44 48 39 35 -11.1% 121 167 +37.5% Total revenue 239 259 261 278 297 302 284 285 +0.3% 1,038 1,168 +12.6% Operating expenses (139) (145) (149) (163) (163) (157) (159) (155) -3.0% (596) (635) +6.5% Net operating income 100 114 111 116 134 145 124 130 +4.4% 441 533 +20.8% Net loan-loss provisions (38) (40) (50) (58) (55) (54) (48) (53) +10.5% (186) (210) +13.2% Other gains (losses) and provisions (3) (6) (0) (6) (11) (87) (1) 2 — (15) (97) — Profit before tax 59 68 62 52 68 3 76 79 +4.7% 241 225 -6.4% Consolidated profit 30 21 28 69 43 (22) 58 66 +14.3% 148 145 -2.0% Attributable profit 31 22 27 70 43 (21) 58 67 +15.7% 150 146 -2.5%

94 Other South America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q4'24 / Q3'24 2023 2024 2024 / 2023 Net interest income 153 170 154 173 174 170 179 180 +0.6% 650 703 +8.2% Net fee income 60 63 63 67 74 76 71 77 +8.3% 252 298 +18.0% Gains (losses) on financial transactions and other 27 25 35 35 43 47 40 36 -10.0% 122 167 +36.0% Total revenue 240 258 253 275 292 293 290 293 +1.0% 1,025 1,168 +13.9% Operating expenses (141) (145) (146) (161) (161) (154) (162) (158) -2.2% (593) (635) +7.1% Net operating income 99 113 107 113 131 139 128 135 +5.0% 432 533 +23.3% Net loan-loss provisions (38) (40) (48) (57) (54) (53) (49) (55) +11.3% (183) (210) +14.7% Other gains (losses) and provisions (3) (6) (0) (6) (11) (87) (1) 2 — (14) (97) — Profit before tax 59 67 58 50 66 (1) 78 82 +5.2% 235 225 -4.0% Consolidated profit 30 20 25 68 42 (25) 60 68 +14.6% 143 145 +1.4% Attributable profit 31 21 24 69 42 (24) 60 69 +15.9% 145 146 +0.8%

95 Supplementary information Balance sheet and capital management NIM, Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

96 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ bn: Billion ❑ Bps: basis points ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Banking ❑ CoR: Cost of risk ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ mn: million ❑ MREL: Minimum requirement for own funds and eligible liabilities ❑ NII: Net interest income ❑ NPL: Non-performing loans ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ Pp: percentage points ❑ QoQ: Quarter-on-Quarter ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss-absorbing capacity ❑ TNAV: Tangible net asset value ❑ YoY: Year-on-Year ❑ YTD: Year to date

97 Glossary - Definitions PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortizations CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    5 February 2025 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer